Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying unaudited condensed interim financial statements for the three and nine months ended September 30, 2023 and September 30, 2022 and related notes. In addition, this MD&A should be read in conjunction with the audited annual financial statements and the related notes for the years ended December 31, 2022 and December 31, 2021. The MD&A covers the three and nine months ended September 30, 2023 and the subsequent period up to November 13, 2023, the date of issue of this MD&A. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”), and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements.

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG. The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “January 2023 Exploration Update At New Found Gold Corp’s Queensway Gold Project in Newfoundland and Labrador, Canada” with an effective date of January 24, 2023, prepared by R. Eccles P.Geo of Apex Geoscience in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at WeWork c/o New Found Gold Corp., 1600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L4, and its registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”. On September 29, 2021, the Company also listed its shares on the NYSE American stock exchange under the symbol “NFGC”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The Queensway Project is comprised of 96 mineral licenses, including 6,659 claims comprising 166,475 ha of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the northern portion of the project and has high voltage electric transmission lines running through the project area. The Queensway Project is divided into two blocks, Queensway North (“QWN”) which is designated to the claim group north of Gander Lake and Queensway South (“QWS”) which is the property portion located south of Gander Lake.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Vijay Mehta, Denis Laviolette, Ray Threlkeld and Douglas Hurst.

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway project consists of licences that were acquired through 1) online map staking with the Government of Newfoundland, 2) the successful completion of a series of Option Agreements (9 Option Agreements), and 3) as part of a current Option Agreement announced on November 3, 2022. Some licences were acquired via a direct purchase agreement. The optioned lands also carry various net smelter royalties which are summarized in the table below. The current Option Agreement increased the property package by 551 individual claims totalling 13,775ha and added 6.1km of strike length on the Appleton Fault Zone. In 2022, NFG conducted additional map staking adding 4 new claims. By the end of Q3 2023 NFG increased the property package by 60 new claims expanding the Queensway project to 6,659 claims for a total of 166,475 ha.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project mineral licence description and status (reported by blocks of contiguous licences/claims)

A)	Queensway North Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.50	Issued	1999-05-17	2023-05-17	2023-07-17	$4,591.50	2026-05-17	2.5	1
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.50	Issued	1998-11-13	2023-11-13	2025-01-13	N/A	N/A	0.4	0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.50	Issued	2014-06-12	2024-06-12	2024-08-12	$6,731.36	2032-06-12	1.6	1
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3.00	Issued	2014-11-06	2024-11-06	2025-01-06	$13,227.96	2032-11-06	1.6	1
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1.00	Issued	2001-12-31	2024-01-01	2024-02-29	$7,657.67	2026-12-31	1	0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.50	Issued	2001-12-31	2024-01-01	2024-02-29	$1,522.60	2025-12-31	1	0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3.00	Issued	2001-02-19	2023-02-20	2023-04-20	$12,313.65	2026-02-19	1.6	1
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	0.6	0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4.00	Issued	2016-04-07	2026-04-07	2024-06-06	$15,931.97	2033-04-07	1	0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$3,982.99	2033-04-07	0.6	0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	1	0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016-04-07	2026-04-07	2024-06-06	$2,987.24	2033-04-07	1	0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$1,966.33	2033-04-07	1	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2.00	Issued	2016-04-11	2026-04-13	2024-06-10	$7,965.98	2033-04-11	1.6	1
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016-04-12	2026-04-13	2023-06-12	$2,700.00	2029-04-12	1.6	1
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016-04-21	2026-04-21	2023-06-20	$6,300.00	2029-04-21	1.6	1
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1.00	Issued	2016-05-05	2026-05-05	2024-07-04	$3,982.99	2033-05-05	1.6	1
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016-05-19	2026-05-19	2024-07-18	$7,039.56	2033-05-19	1.6	1
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016-06-07	2026-06-08	2024-08-06	$5,407.41	2033-06-07	1.6	1
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2024-08-29	$2,949.50	2033-06-30	1.6	1
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2023-08-29	$5,400.00	2029-06-30	1.6	1
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016-09-13	2026-09-14	2024-11-12	$30,000.00	2033-09-13	0.4	0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016-09-15	2026-09-15	2024-11-14	$25,200.00	2033-09-15	1.6	1
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.50	Issued	2016-09-15	2026-09-15	2024-11-14	$36,000.00	2033-09-15	1.6	1
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1.00	Issued	2016-10-24	2026-10-26	2024-12-23	$4,800.00	2033-10-24	0.4	0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3.00	Issued	2016-10-24	2026-10-26	2024-12-23	$14,400.00	2033-10-24	0.4	0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32.00	Issued	2016-10-24	2026-10-26	2024-12-23	$12,677.96	2032-10-24	0.4	0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14.00	Issued	2016-10-24	2026-10-26	2024-12-23	$37,446.05	2032-10-24	1.6	1
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017-04-27	2027-04-27	2024-06-26	$10,323.24	2033-04-27	1.6	1
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017-05-04	2027-05-04	2024-07-03	$12,944.72	2033-05-04	1	0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018-05-31	2023-05-31	2024-07-30	$2,087.24	2033-05-31	2.2	1
030714M	New Found Gold Corp.	King's Point, Gander Lake	8	2.00	Issued	2020-05-02	2025-05-02	2024-07-01	$6,710.45	2033-05-02	1	0
035198M	Suraj Amarnani	Fourth Pond	168	42.00	Issued	2022-10-11	2027-10-11	2024-01-09	$33,600.00	2023-11-10	0	0
035681M	New Found Gold Corp.	The Outflow, Central NL	4	1.00	Issued	2023-03-16	2028-03-16	2024-05-15	$800.00	2024-03-16	0	0

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

B)	Queensway South Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NL	5	1.25	Issued	2014-06-12	2024-06-12	2023-08-11	$508.21	2023-06-12	1	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-06-13	2024-06-13	2024-08-12	$436.83	2024-06-13	1	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-08-25	2024-08-25	2024-10-24	$828.59	2025-08-25	1	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.50	Issued	2015-08-12	2025-08-12	2024-10-11	$1,187.57	2025-08-12	1	0.5
023495M	New Found Gold Corp.	Northwest Gander River, Central NL	5	1.25	Issued	2015-11-19	2025-11-19	2024-01-18	$2,448.69	2023-11-19	1	0.5
023498M	New Found Gold Corp.	Northwest Gander River, Central NL	8	2.00	Issued	2015-11-19	2025-11-19	2024-01-18	$3,882.09	2023-11-19	1	0.5
024435M	New Found Gold Corp.	Greenwood Pond, Central NL	7	1.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,428.47	2023-11-21	1	0.5
024436M	New Found Gold Corp.	Greenwood Pond, Central NL	3	0.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,277.65	2024-11-21	1	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.50	Issued	2016-12-12	2026-12-14	2023-02-10	$105,663.21	2022-12-12	1	0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016-12-12	2026-12-14	2023-02-10	$100,989.75	2022-12-12	1	0
024559M	New Found Gold Corp.	Northwest Gander River, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$116,036.32	2022-12-12	1	0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016-12-12	2026-12-14	2024-02-12	$63,185.40	2023-12-12	1	0
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$69,687.96	2022-12-12	1	0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016-12-12	2026-12-14	2023-02-10	$109,210.11	2022-12-12	1	0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59.00	Issued	2016-12-12	2026-12-14	2023-02-10	$99,717.74	2022-12-12	1	0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3.00	Issued	2016-12-12	2026-12-14	2023-02-10	$1,509.68	2022-12-12	1	0
024566M	New Found Gold Corp.	Gander Lake, Central NL	125	31.25	Issued	2016-12-12	2026-12-14	2023-02-10	$60,031.83	2022-12-12	1	0
024567M	New Found Gold Corp.	Gander Lake, Central NL	106	26.50	Issued	2016-12-12	2026-12-14	2023-02-10	$50,830.46	2022-12-12	1	0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.50	Issued	2016-12-12	2026-12-14	2023-02-10	$107,360.90	2022-12-12	1	0
024569M	New Found Gold Corp.	Southwest Gander River, Central NL	221	55.25	Issued	2016-12-12	2026-12-14	2023-02-10	$106,523.78	2022-12-12	1	0
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016-12-12	2026-12-14	2023-02-10	$49,185.49	2022-12-12	1	0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016-12-12	2026-12-14	2023-02-10	$15,598.82	2022-12-12	1	0
025766M	New Found Gold Corp.	Pauls Pond, Central NL	163	40.75	Issued	2016-12-12	2026-12-14	2023-02-10	$68,720.03	2022-12-12	1	0
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36.00	Issued	2020-05-02	2025-05-02	2024-07-01	$33,831.05	2024-05-02	1	0
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$46,121.42	2024-05-02	0	0
030722M	New Found Gold Corp.	Hunt's Pond	149	37.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,005.74	2024-05-02	1	0
030726M	New Found Gold Corp.	Joe's Feeder Cove	5	1.25	Issued	2020-05-02	2025-05-02	2024-07-01	$1,347.81	2027-05-02	1	0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020-05-02	2025-05-02	2024-07-01	$40,150.35	2024-05-02	1	0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,620.56	2024-05-02	1	0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020-05-02	2025-05-02	2024-07-01	$50,857.12	2024-05-02	1	0
030739M	New Found Gold Corp.	Great Gull River	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$39,274.23	2024-05-02	1	0
030740M	New Found Gold Corp.	Ribbon Ponds	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$192.39	2024-05-02	0	0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.50	Issued	2020-05-02	2025-05-02	2024-07-01	$265.12	2025-05-02	1	0
030742M	New Found Gold Corp.	Steeles Brook	32	8.00	Issued	2020-05-02	2025-05-02	2024-07-01	$5,610.61	2024-05-02	1	0
030745M	New Found Gold Corp.	Dead Wolf Brook	101	25.25	Issued	2020-05-02	2025-05-02	2024-07-01	$20,795.83	2024-05-02	1	0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$672.68	2026-05-02	1	0
030747M	New Found Gold Corp.	Owl Pond	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1	0
030748M	New Found Gold Corp.	Southwest Pond	140	35.00	Issued	2020-05-02	2025-05-02	2024-07-01	$28,825.88	2024-05-02	1	0
030752M	New Found Gold Corp.	Miguel's Lake	78	19.50	Issued	2020-05-02	2025-05-02	2024-07-01	$16,060.14	2024-05-02	1	0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$37.68	2025-05-02	1	0
030754M	New Found Gold Corp.	Little Gander Lake	172	43.00	Issued	2020-05-02	2025-05-02	2024-07-01	$35,414.66	2024-05-02	0	0
030755M	New Found Gold Corp.	Rocky Brook	30	7.50	Issued	2020-05-02	2025-05-02	2024-07-01	$6,176.98	2024-05-02	0	0
030756M	New Found Gold Corp.	Southwest Pond	88	22.00	Issued	2020-05-02	2025-05-02	2024-07-01	$18,119.14	2024-05-02	1	0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,265.46	2024-05-02	0	0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31.00	Issued	2020-05-02	2025-05-02	2024-07-01	$25,531.50	2024-05-02	0	0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020-05-02	2025-05-02	2023-07-03	$39,040.07	2023-05-02	1	0
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1	0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,632.45	2024-05-02	0	0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.50	Issued	2022-10-13	2027-10-13	2023-12-12	$400.00	2023-10-13	0	0
035338M	New Found Gold Corp.	Gillingham's Pond	53	13.25	Issued	2023-01-05	2028-01-05	2024-03-05	$10,600.00	2024-01-05	0	0
036670M	Alicia Moning	Careless Brook, Central NL	6	1.50	Issued	2023-10-26	2028-10-26	2024-12-25	$1,200.00	2024-10-26	0	0

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

C)	Twin Ponds Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
024270M	New Found Gold Corp.	Island Pond, Central NL	107	26.75	Issued	2016-10-24	2026-10-26	2023-12-25	$13,350.26	2027-10-24	1.6	1
024274M	New Found Gold Corp.	Twin Ponds, Central NL	77	19.25	Issued	2016-10-24	2026-10-26	2023-12-25	$7,295.39	2027-10-24	1.6	1
035048M	Suraj Amarnani	Twin Ponds	42	10.50	Issued	2022-09-29	2027-09-29	2023-11-28	$8,400.00	2023-09-29	0	0

D)	Ten Mile-Duder Lake Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
035047M	Aidan ONeil	Ten Mile-Duder Lake	209	52.25	Issued	2022-09-29	2027-09-29	2023-11-28	$41,800.00	2023-09-29	0	0
035050M	Josh Vann	Ten Mile Lake	2	0.50	Issued	2022-09-29	2027-09-29	2023-11-28	$400.00	2023-09-29	0	0

E)	South Pond Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
035197M	Aidan ONeil	South Pond	130	32.50	Issued	2022-10-11	2027-10-11	2024-01-09	$26,000.00	2023-11-10	0	0
035209M	New Found Gold Corp.	South Pond	2	0.50	Issued	2022-11-10	2027-11-10	2024-01-09	$400.00	2023-11-10	0	0

F)	Bellman's Pond Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030775M	New Found Gold Corp.	Bellman's Pond	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$221.43	2024-05-02	0	0

G)	Little Rocky Brook Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030777M	New Found Gold Corp.	Little Rocky Pond, Gander River	114	28.50	Issued	2020-05-02	2025-05-02	2024-07-01	$26,782.91	2024-05-02	0	0

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

600000
640000
680000
5440000
5400000
5360000
Ten Mile-Duder Lake
Lewisporte
Botwood
South Pond
Bellman's Pond
Little Rocky Brook
Twin Ponds
Queensway North
Bishop's Falls
Glenwood &Appleton
Gander
Grand Falls - Windsor
Queensway South
Indian Arm
N
Legend
City/Town
Road
Drainage
Waterbody
Mineral Licence Block
Bellman's Pond
Little Rocky Brook
Queensway North
South Pond
Ten Mile-Duder Lake
Twin Ponds
Queensway South
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway Project Mineral Licence Blocks
1:750,000
UTM N83 Zone 21
Jan 2023
0
25
km
APEX Geoscience Ltd.

Queensway Project – Claim Groups

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Ten Mile-Duder Lake
035047M
035050M
Little Rocky Brook
Bellman's Pond
030775M
030777M
South Pond
035048M
Twin Ponds
035197M
035209M
024274M
024270M
Queensway North
035198M
024268M
026074M
023860M
023881M
006821M
023864M
023862M
024136M
023863M
023874M
024031M
023720M
Glenwood&Appleton
024026M
023987M
007984M
023861M
023721M
024264M
023866M
024141M
024140M
022216M
023875M
024997M
023804M
022491M
Gander
023962M
023916M
024265M
024266M
024138M
024139M
025008M
030714M
Campbellton
Loon Bay
Michael's Harbour
South Side
Clarke's Head
N
650000
660000
670000
680000
5460000
5450000
5440000
5430000
5420000

**Legend**

- City/Town
- Road
- Drainage
- Waterbody

**Mineral Claim Blocks, Licences No.**

- Bellman's Pond
- Little Rocky Brook
- Queensway North
- South Pond
- Ten Mile-Duder Lake
- Twin Ponds

NEWFOUND GOLD CORP

Queensway Project, NL, Canada

**Queensway North Side Mineral Licences**

| | | |
|---|---|---|
| 1:300,000 | UTM N83 Zone 21 | Jan 2023 |

0 10 km

APEX Geoscience Ltd.

Queensway Project – Queensway North mineral licences, and the separate licences of Twin Ponds, Ten
Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Queensway South mineral licences

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Locations of Gold Prospects

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Environmental and Exploration Permitting

NFG is responsible for obtaining all permits in accordance with the laws of Newfoundland and Labrador to conduct exploration activities at the Queensway Property. Exploration activities require approval from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. These specify the activities that are allowed in the area; they are typically valid for one year and can be renewed.

The different permits and licence requirements in the province of Newfoundland and Labrador can include:

1.	Exploration Approvals: An Exploration Approval Permit enables an exploration company to conduct prospecting, rock and soil geochemistry, line cutting, trenching, bulk sampling, airborne and/or ground geophysical surveys, fuel storage, ATV usage, diamond drilling, etc.

2.	Water Use Licence: Activities that require water to be drawn from surface waterways or from aquifers require a Water Use Licence. These are typically valid for five years and can be renewed. These permits are no longer needed for drilling and trenching activities.

3.	Licence to Occupy: Required if a camp location was to be used for a period longer than that which was allowed as part of the Exploration Approval Permit. This permit is obtained from the Provincial Department of Crown lands. These are typically valid for five years and can be renewed.

4.	Section 39 Permit: When field activities occur within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed.

5.	Section 48 Permit: If exploration activities include stream crossings and/or fording, or any work in and around any body of water, the Water Resources Management Division must be contacted to obtain a Section 48 Permit to Alter a Water Body under the Water Resources Act, 2002.

6.	Forestry Permits: NFG shall contact the nearest Forest Management District Office to obtain the following permits prior to commencing any activity as required.

7.	A commercial harvesting permit before the start of the exploration program if trees must be cut for access to exploration sites on Crown lands.

8.	An operating permit if operations are to take place on forest land during the forest fire season (May-September).

9.	During the forest fire season, a permit to burn must be obtained to ignite a fire on or within 300 m of forest land. NFG has never needed this permit.

10.	Development Permit: Any activity that meets the definition of development under the Urban and Rural Planning Act, 2000, within a municipal planning area/boundary will require application and permit from the Municipality.

The table below summarizes the permits, licences and approvals that have currently been granted to NFG:

•	Exploration Approvals (prefixed with E).
•	Water Use Licences (prefixed with WUL).
•	PPWSA Section 39 Permits (prefixed with PRO).
•	Section 49 Permits to Alter a Water Body (prefixed with ALT).
•	Other environmental permits.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of Queensway South, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

Mineral licence 035198M in Queensway North encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites. The two known archaeological sites in UTM Zone 21N NAD83 are: 1) 662938 m Easting, 5435800.33 m Northing and 2) 670038.33 m Easting, 5439264.60 m Northing.

With respect to title, mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M are owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively. Hence, NFG mineral rights ownership of these licence areas and the mineral occurrences that may occur within them are subject to successful completion of conditions of a single Option Agreement in place.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Environmental permits, licences, and approvals.

Permit ID	Expiry Date	Area	Activities
E220584	14-Nov-23	QWS	Amended DDH at Paul's Pond and HVdc
E220530	16-Nov-23	QWS	West Narrows Trenching
E220334	22-Nov-23	QWS	Amend MEA for 11 Trenches outside PPWSA
PRO12874-2022	25-Nov-23	QWS	Drilling & Trenching at Pauls Pond inside PPWSA
248883	9-Dec-23	QWN	Mineral Exploration - TCH Appleton
EA 2106	18-Dec-23	QWN	DDH
E220547	19-Dec-23	QWS	8 Trenches inside PPWSA
E210649	13-Jan-24	QWN	Seismic Survey & Keats Trench
E210588	5-Feb-24	QWN	Barge/Ice Drilling
PRO12988-2023	13-Mar-24	QWN	Seismic and Keats Trenching
PRO12995-2023	21-Mar-24	QWS	Trenching at West Narrows-Igloo City
E220320	25-May-24	QWN & QWS	General Exploration
TVA-2	1-Dec-24	QWN	General Exploration
E220608	12-Dec-24	QWN	General Exploration VOA option
E230013	16-Jan-25	QWS	Mag-VLF QWS
EA 2214	19-Oct-25	QWN	Seismic Cutlines and Keats Trench
WUL-21-12147	15-Oct-26	QWS	Camp Water Source
PRO11547-2020	20-Dec-26	QWN	Mineral Exploration
E230126	9-Jun-25	QWN	Trenching (4) at QWN (VOA)
E230127	9-Jun-25	QWS	Trenching (9) at QWS (Outside PPWSA)
E230128	9-Jun-25	QWS	Trenching (16) at QWS (Inside PPWSA)
E230240	15-Jun-25	QWN	2D Seismic along TCH
E230212	15-Jun-25	QWN	Glaciology Test Pits - JBPFZ (H Pond)
ALT12387-2022	5-Feb-24	QWN	Barge/Ice Drilling
E230301	10-Jul-25	QWN & QWS	Queensway LiDAR Survey
PRO13181-2023	18-Jul-24	QWS	Trenching (16) at QWS (Inside PPWSA)
E230319	22-Aug-25	QWS	Golden Elbow DDH 1
E230321	22-Aug-25	QWS	Golden Elbow Fly DDH 2
E230320	22-Aug-25	QWN	VOA DDH
PRO12874-2022	24-Nov-24	QWS	Drilling & Trenching at Pauls Pond inside PPWSA
ALT13337-2023	10-Oct-25	QWS	Golden Elbow Fly DDH 2
E210699	18-Dec-23	QWN	Amend/Extend QWN Drilling
PRO13141-2023	11-Oct-24	QWS	Igloo City DDH (Mars)
E230355	19-Oct-25	QWS	Till Trend & South Paul's Fly DDH
E230429	19-Oct-25	QWS	036670M Prospecting
GW13369-2023	26-Oct-23	QWS	Bernard's Camp Water Wells
287006	26-Oct-23	QWN	VOA DDH

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Fault Zone (“JBPFZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on QWS.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPFZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25km and 70km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)            A 350 kV HVdc direct current line which passes through the approximate centre of QWS licences;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the QWN licences;

3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the QWN licences and follows the TCH and secondary routes.

Historical Work

There has been over 29,200 metres of core in 238 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPFZ; the exploration drilling has been spread out amongst individual zones with drilling along 5km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse zones. Drilling at the JBPFZ has focussed along 3km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 Zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Paul’s Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 2,500 till samples, over 14,000 soil samples and 6,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPFZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

600000
640000
680000
5440000
5400000
TMDL
Lewisporte
EXPLOITS SUBZONE
BP
Botwood
SP
LRB
TP
QWN
Gander River Ultramafic Complex (GRUC)
Bishop's Falls
Glenwood & Appleton
Gander
Grand Falls - Windsor
Mount Peyton Intrusive Suite
QWS
Gander Group
Dog Bay Line (DBL)
Davidsville Group
Property Outline: Blocks
Bellman's Pond
Little Rocky Brook
Queensway North
Queensway South
South Pond
Ten Mile-Duder Lake
Twin Ponds
Legend
City/Town
Road
Drainage
Fault
Main Fault Zone
Waterbody
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Bedrock Geology in the Queensway Property Area
1:700,000
UTM N83 Zone 21
Jan 2023
0
20
km
APEX Geoscience Ltd.

Queensway Project – Geological context of the Queensway Project Geological map from Colman-Sadd et al., 1990.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project- Integrated geological map of lithology, shear zones and gold showings in Queensway North.

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPFZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

Queensway Drill Program

On August 17, 2020, the Company announced it had initiated a 100,000m HQ-size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it had increased the drilling program started in 2020 to a total of 200,000m; this program was further expanded on October 15, 2021, to 400,000m and once again on January 3, 2023, to 500,000m; this program is ongoing, and the Company currently has 8 drills operating in Q3 2023.

In 2020, the Company completed 66 drill holes for a total of 13,400m that expanded the Keats zone and lead to the discovery of Lotto and Golden Joint zones.

In 2021, the Company completed an additional 391 drill holes totalling 117,043m largely focused on expanding Keats, Golden Joint, Lotto, 1744 and Pocket Pond zones.

In 2022, a total of 187,770m was completed in 676 holes that lead to the discoveries of Keats North, Keats West, Lotto North and further expanded Keats, Golden Joint and Lotto zones in addition to continued systematic testing along the AFZ. The Company has also completed a regional diamond drilling program designed to test high-priority targets at both Twin Ponds and QWS projects; both programs are the first phase of drilling completed by the Company. The QWS program consisted of 33 HQ-sized diamond drill holes totalling 7,255m covering an area 50km south of the Keats Zone with a high concentration of gold anomalies surrounding the southern extension of the AFZ. This program generated encouraging results with twenty-seven holes returning significant gold mineralization and 10 holes across 4 targets containing visible gold. The exploration drilling program was designed to test a variety of targets in and around Paul’s Pond, Goose, Eastern Pond and Greenwood #2 prospects. A first phase of drilling was also completed on the Twin Ponds property consisting of 1,508m in 7 diamond drill holes testing early-stage exploration targets.

The current drilling program is designed to test multiple exploration targets and zones along the 9.45km of the AFZ and 12km of the JBP Fault Zone at Queensway North. The primary focus is on the expansion of known zones of mineralization and systematic drilling within the prospective corridor surrounding the AFZ to identify new zones of gold mineralization. Meters have been allocated to regional programs at both QWS and the newly optioned VOA property that added an additional 6.1km of strike on the AFZ. Diamond drilling programs are testing drill-ready targets generated through various exploration activities that have been ongoing over the past few years and follow-up on the results of the 2022 QWS drill program.

The majority of drilling to date has occurred along the AFZ with drill counts ranging from 8-15 and a project-wide year-to-date total of 496,426m has been completed in 2,070 holes. The breakdown of meters drilled to date at QWN is as follows: 443 drill holes at the Keats prospect totalling 124,814m, 124 holes at the Keats North prospect totalling 30,269m, 153 holes at the Keats West prospect totalling 30,950m, 118 holes at Iceberg prospect totalling 29,226m, 84 at Iceberg East prospect totally 17,602m, 142 holes at the Golden Joint prospect totalling 35,154m, 110 drill holes at the Lotto prospect totalling 29,218m, 87 drill holes at Lotto North prospect totalling 20,684m, 118 drill holes at the Monte Carlo prospect totalling 25,526m, 104 drill holes at the Zone 36/K2 prospect totalling 17,530m, 49 holes at the Jackpot prospect totalling 8,135m, 67 holes at the Everest prospect totalling 15,644m, 59 drill holes at the Knob/Rocket prospect totally 11,321m and 52 drill holes at the TCH prospect totalling 15,388m, with the balance of 184 drill holes totalling 41,051m completed at other zones/targets along the AFZ including the K2 West, Gambit, Cokes, Little-Powerline, Road, Dome, Grouse Lonely Mountain and Big Dave.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The Company has also completed follow-up drilling along the JBP Fault Zone with 99 holes totalling 26,681m completed to date at the 798, 1744 and Pocket Pond prospects.

At QWS, drilling is ongoing targeting the southern extension of the AFZ and meters drilled to date is 14,753m in 66 drill holes.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

EVEREST
K2
JACKPOT
LOTTO NORTH
MONTE CARLO
LOTTO
DOME
GOLDEN JOINT
LITTLE
ROAD
KEATS BASELINE FAULT ZONE
KEATS WEST
ICEBERG EAST
ICEBERG
COKES
KEATS NORTH
KEATS
421
TCW
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
QUARRY
GROUSE
Glenwood
Appleton
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Greywacke
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND GOLD CORP
N
0
500
1,000m

Queensway Project –Knob to Everest plan map (October 23, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Keats Zone Drilling

To date the Company has focused significant drilling efforts at the Keats Zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. In August 2020, as follow-up to the 2019 drill program, NFGC began incrementally stepping out with diamond drilling from NFGC-19-01 identifying a brittle fault zone known as the “Keats-Baseline” (“KBFZ”) that has an east-northeast strike (N55°E) and dips to the southeast at approximately 60°. This brittle fault zone lies to the east of the AFZ and runs slightly oblique to it. The KBFZ forms an extensive damage zone that controls the development of a complex network of brittle, high-grade gold vein arrays that are epizonal in character.

Several significant gold assay intercepts have been encountered within multiple individual zones hosted by the KBFZ including 21.4 g/t Au over 8.05m and 14.9 g/t Au over 12.85m in NFGC-21-204 (reported on June 15, 2021), 21.1 g/t Au over 7.20m in NFGC-21-464 (reported on April 11, 2022), 124.4 g/t Au over 17.70m in NFGC-20-59 (reported on May 4, 2021), 9.12 g/t Au over 8.20m and 42.6 g/t Au over 11.75m in NFGC-22-593 (reported on June 6, 2022) and the discovery hole, NFGC-19-01 yielding 86.2 g/t Au over 20.50m (reported on January 28, 2020). The KBFZ has now been defined over a 1.9km strike connecting through to the recent discoveries at Iceberg and Iceberg-East and down to a maximum tested vertical depth of 450m.

A variety of fault and vein orientations have been encountered within and surrounding the KBFZ, forming a complex network of high-grade vein splays bifurcating from the KBFZ and the AFZ and producing several high-grade domains that plunge in varying orientations. Two vein orientations dominate, with the most prominent orientation being approximately parallel to the orientation of the KBFZ.

Cross-cutting the Keats Main zone and forming important constituents of the KBFZ network are several conjugate brittle faults that are gold-rich and that create lenses of high-grade gold mineralization. Examples of such structures are the Umbra, Penumbra, Solstice, Eclipse, and 421 zones. It is important to note that both the Umbra and Penumbra structures strike north-south and can be traced through the Keats North prospect and play an important role in concentrating gold at Keats North and the northeast end of the Keats Main Zone.

In 2023, exploration testing at depths greater than 400m vertical was largely postponed in anticipation of the 3-D seismic data that will assist with targeting deeper, in the meantime the focus remains on near-surface discoveries such as the “421 Zone.” Initially discovered in April 2022, and located at the south end of the Keats Main Zone, the 421 domain of high-grade gold is controlled by the intersection of a series of south-to-southwest dipping gold-bearing structures that cover an area 160m wide with the KBFZ.

Early drilling into 421 returned the highlight intervals of 4.49 g/t Au over 3.55m and 7.85 g/t Au 4.85m in NFGC-21-421 (reported on April 11, 2022) and 4.31 g/t Au over 2.25m and 2.57 g/t Au over 10.40m in NFGC-21-467 (reported on April 11, 2022); 11.2 g/t Au over 2.10m in NFGC-22-486 (reported on June 6, 2022), 10.5 g/t Au over 2.30m in NFGC 22-733 (reported on January 18, 2023) and 4.59 g/t Au over 14.90m in NFGC-22-845 (reported on January 18, 2023).

More recently at 421, the highlight results of 101 g/t Au over 2.75m in NFGC-23-1089 (reported on July 24, 2023), 11.50 g/t Au over 8.90m in NFGC-23-1182 (reported on July 24, 2023), and 17.8 g/t Au over 8.30m in NFGC-23-1130 (reported on September 20, 2023) were intersected as part of a follow-up program targeting the previously reported high-grade interval of 4.59 g/t Au over 14.90m in NFGC-22-845. These intervals span a high-grade domain approximately 90m wide with vertical depths ranging from 70m-130m within a broader series of gold-bearing structures that is 160m wide that make up the 421 Zone.

On August 2, 2023, the Company announced the first results of a program that re-entered and extended several drill holes originally targeting the Keats Main Zone into the Keats Footwall (“FW”) domain, the area between the KBFZ and the AFZ. 104 g/t Au over 2.75m in NFGC-21-393 EXT was intersected in the Keats FW Zone at a vertical depth of 300m. This domain of high-grade located immediately east of the AFZ, is known as the “Paradox” vein. Other notable intervals from this vein include 119 g/t Au over 2.40m in NFGC-21-375 (reported on April 11, 2022) located 190m up-dip, 6.66 g/t Au over 5.90m in NFGC-21-342 (reported on April 11, 2022) located 220m up-dip and 25m along strike to the northeast and 21.9 g/t Au over 2.50m in NFGC-20-73 (reported on March 10, 2021) located a further 25m to the northeast. Paradox vein parallels the AFZ and remains open in all directions while several drill holes from this extension program are pending assays.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Additional near-surface drilling at the Keats Zone is underway utilizing a barge on South Hermans Pond. Approximately 10,000m is planned and targeting segments of the KBFZ and adjacent structures that were not reachable by land.

On August 16, 2023, NFGC announced the commencement of a trenching program designed to expose nearly 200m of strike over a 70m wide area, roughly corresponding to the known surface expression of the Keats Main Zone. An update provided on August 24, 2023, communicated that the trench is currently 85% completed and that a detailed mapping program is now underway that will provide critical geological information used to validate the current geological model. Accompanying detailed sampling will provide the information necessary for understanding the controls on mineralization at Keats, as well as lend clues to how the Keats Zone formed which will aid in future targeting. Prior to the Keats trench, the Keats Zone had only ever been observed in drill core and modelled in 3D, forming the basis of the Company’s geological model. As expected, the trench has revealed an extensive network of veins as well as the related Keats-Baseline Fault Zone and initial observations closely mirror our working model, but with added detail, including the presence of visible gold in areas where it was not previously identified by nearby drilling.

2023 assay results have been reported in press releases dated January 18, 2023, July 24, 2023, August 2, 2023, August 16, 2023, August 24, 2023, and September 20, 2023, found through SEDAR+.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Highlighted assay values and drill hole locations from Keats drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-393 EXT[2]	450.00	452.75	2.75	104.36	Keats FW
Including	452.00	452.75	0.75	380.00
NFGC-22-733[2]	22.30	24.60	2.30	10.45	421
Including	22.80	23.30	0.50	46.80
NFGC-22-774[1]	364.00	366.45	2.45	25.31	Keats Main S
Including	365.00	366.00	1.00	60.50
And	379.80	382.00	2.20	72.66
Including	379.80	380.35	0.55	290.00
NFGC-22-845[3]	115.00	129.90	14.90	4.59	421
Including	120.00	121.00	1.00	26.17
Including	129.00	129.90	0.90	11.50
NFGC-22-872[4]	362.55	365.00	2.45	14.44	Keats Main
Including	362.55	363.05	0.50	68.20
NFGC-23-1089[2]	158.15	160.90	2.75	100.65	421
Including	158.15	158.65	0.50	549.19
NFGC-23-1130[2]	102.70	111.00	8.30	17.83	421
Including	102.70	103.35	0.65	66.96
And including	108.00	110.00	2.00	44.33
NFGC-23-1182[4]	185.45	194.35	8.90	11.50	421
Including	187.00	188.00	1.00	80.80

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-393	299	-45.5	702	658119	5427261	Keats
NFGC-22-733	354	-66	485	657841	5427082	Keats
NFGC-22-774	300	-45	458	657770	5426683	Keats
NFGC-22-845	300	-45	216	657767	5426977	Keats
NFGC-22-872	116	-46	417	657887	5427611	Keats West
NFGC-23-1089	300	-45	308	657755	5426956	Keats
NFGC-23-1130	300	-45	203	657778	5427033	Keats
NFGC-23-1182	332	-45	322	657775	5426945	Keats

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The latest drilling results are shown on the long section, plan map and cross sections below:

Queensway Project – Long section of Iceberg, Keats Main and TCH zones, looking northwest (September 20, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Keats Trench plan view map, excavation progress as of September 28, 2023.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-22-1027
5.05 g/t Au / 11.70m
NFGC-22-784
6.68 g/t Au / 24.00m
NFGC-22-773
18.6 g/t Au / 15.95m
KEATS WEST
APPLETON FAULT ZONE
NFGC-22-1010
4.43 g/t Au / 43.40m
OPEN
NFGC-22-935
2.11 g/t Au / 7.40m
2.07 g/t Au / 17.60m
NFGC-23-1120
49.7 g/t Au / 29.85m
14.6 g/t Au / 3.80m
NFGC-23-1210
105 g/t Au / 27.05m
NFGC-22-686
10.4 g/t Au / 10.50m
ICEBERG
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-23-1171
5.16 g/t Au / 28.65m
NFGC-22-1040
17.2 g/t Au / 22.90m
12.0 g/t Au / 18.40m
NFGC-23-1197
5.57 g/t Au / 16.30m
NFGC-22-922
3.26 g/t Au / 16.60m
4.32 g/t Au / 21.30m
KEATS
NFGC-22-593
9.12 g/t Au / 8.20m
42.6 g/t Au / 11.75m
COKES
NFGC-22-872
14.4 g/t Au / 2.45m
NFGC-19-01
75.2 g/t Au / 23.50m
NFGC-21-393 EXT
104 g/t Au / 2.75m
NFGC-21-118
61.8 g/t Au /13.65m
NFGC-21-375
6.66 g/t Au / 5.90m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
NFGC-20-73
21.9 g/t Au / 2.50m
NFGC-22-845
4.59 g/t Au / 14.90m
APPLETON FAULT ZONE
421
NFGC-23-1182
11.5 g/t Au / 8.90m
TCW
NFGC-23-1089
101 g/t Au / 2.75m
NFGC-22-550
45.1 g/t Au / 2.25m
KEATS EXT.
KEATS AREA PLAN MAP
Deformation Zone
Fault
Au Vein Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
KEATS
NEWFOUND GOLD CORP
0
50
100m

Queensway Project – Keats area plan view map (July 24, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Keats cross-section (B-B’), looking northeast, +/- 12.5m (October 18, 2022)

Queensway Project – Keats cross-section (C-C’), looking northeast, +/- 12.5m (October 18, 2022)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Keats North Drilling

Reconnaissance drilling working in the highly prospective region between the Keats Main and Golden Joint zones (“Keats North”) intersected significant mineralization, now named the “515 Zone”, returning initial intercepts of 9.21 g/t Au over 2.15m and 43.9 g/t Au over 3.85m in NFGC-22-515 (reported on April 13, 2022) approximately 440m north of the Keats Main Zone. Following this discovery, reconnaissance drilling in this region identified additional near-surface high-grade gold mineralization with the intercept of 275 g/t Au over 2.15m in NFGC-22-538 (reported on May 4, 2022) which occurs at a vertical depth of 22m adjacent to the AFZ and is approximately 65m north of the Keats Zone.

On August 2, 2022, the Company announced results from continued exploration in the Keats North target region defining multiple high-grade veins that define a corridor over a strike length of approximately 630m long x 150m wide linking up the north end of Keats with the 515 Zone. Noteworthy intervals in these veins include 45.9 g/t Au over 2.75m in NFGC-22-578 (Umbra), 19.3 g/t Au over 2.05m in NFGC-22-610 (Umbra), 40.6 g/t Au over 2.00m in NFGC-22-586 (Enigma), 24.1 g/t Au over 2.20m in NFGC-22-580 (Enigma) and 13.2 g/t Au over 2.05m and 10.7 g/t Au over 2.70m in NFGC-22-559 (Enigma).

Ongoing exploration work at the Keats North prospect further defined this complex network of gold-bearing veins and associated structures largely focussed on expanding mineralization to depths of up to 200m vertical at Enigma, Umbra and Penumbra with additional highlight intervals of 18.95 g/t Au over 5.75m in NFGC-22-665 (reported on September 1, 2022), 117 g/t Au over 2.00m in NFGC-22-728 (reported on December 5, 2022), 36.5 g/t Au over 2.15m in NFGC-22-762 (reported on December 5, 2023), 7.63 g/t Au over 5.25m in NFGC-22-700 (reported on December 5, 2022), 28.8 g/t Au over 3.45m in NFGC-22-855 (reported on January 24, 2023), 18.2 g/t Au over 2.65m in NFGC-22-901(reported on April 18, 2023), 14.4 g/t Au over 2.10m in NFGC-22-880 (reported on April 18, 2023) and 16.0 g/t Au over 2.50m and 10.8 g/t Au over 2.15m in NFGC-22-852 (reported on April 18, 2023).

These significant intervals along with many others occur largely within and around the Umbra, Penumbra, and Enigma structures, see figure below, however, others fall outside into new structural splays; these zones remain open. Drilling the top 200m vertical at Keats North is largely complete with the exception of a few areas that will be tested using the barge-supported drill rig. Follow-up drilling will focus on expanding these zones to depth.

On January 24, 2023, the Company reported a new vein intersected midway between Keats North and Golden Joint reporting 50.3 g/t Au over 2.45m in NFGC-22-766, follow-up drilling is required.

2022 and 2023 assay results have been reported in press releases dated April 13, 2022, May 4, 2022, August 2, 2022, September 1, 2022, December 5, 2022, January 24, 2023, and April 18, 2023, found through SEDAR+.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
NFGC-22-515[1]	198.50	200.65	2.15	9.21
Including	199.25	199.75	0.50	38.9
And[3]	209.00	212.85	3.85	43.9
Including	209.00	210.65	1.65	76.0
Including	211.35	212.35	1.00	43.1
NFGC-22-538[2]	32.45	34.60	2.15	275
Including	33.10	33.90	0.80	738
NFGC-22-559[3]	131.95	134.00	2.05	13.2
Including	133.00	134.00	1.00	24.7
And[3]	148.00	150.70	2.70	10.7
Including	148.00	149.70	1.70	14.9
NFGC-22-570[1]	23.60	26.20	2.60	10.72
Including	25.00	26.20	1.20	22.8
NFGC-22-577[4]	34.20	36.80	2.60	12.9
Including	36.15	36.80	0.65	48.9
NFGC-22-578[3]	22.55	25.30	2.75	45.9
Including	22.55	23.35	0.80	142.0
NFGC-22-580[1]	52.00	54.20	2.20	24.1
Including	53.20	53.70	0.50	105.5
NFGC-22-586[3]	48.00	50.00	2.00	40.6
Including	49.45	50.00	0.55	147.5
NFGC-22-610[1]	46.55	48.60	2.05	19.3
Including	47.75	48.30	0.55	65.6
NFGC-22-665[2]	46.6	52.35	5.75	18.95
Including	48.25	48.85	0.6	162.5
NFGC-22-700[3]	165.90	171.15	5.25	7.63
Including	168.95	170.55	1.60	18.82

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-22-728[2]	249.20	251.20	2.00	116.93
Including	250.15	250.80	0.65	358.07
NFGC-22-754[1]	118.00	122.25	4.25	5.68
Including	118.00	118.80	0.80	14.30
Including	121.50	122.25	0.75	11.65
NFGC-22-762[3]	52.50	54.65	2.15	36.49
Including	53.35	54.00	0.65	115.00
NFGC-22-766[2]	206.85	209.30	2.45	50.30
Including	207.20	208.15	0.95	129.50
NFGC-22-796[3]	230.95	235.10	4.15	7.41
Including	230.95	231.45	0.50	35.90
Including	234.50	235.10	0.60	10.20
And[3]	240.40	242.65	2.25	17.06
Including	240.40	241.40	1.00	38.10
NFGC-22-813[3]	22.00	36.10	14.10	2.13
Including	22.55	23.60	1.05	15.67
NFGC-22-825[3]	120.00	122.00	2.00	20.82
Including	120.00	121.00	1.00	41.33
And[3]	140.00	142.00	2.00	4.07
And[3]	198.30	200.85	2.55	11.55
Including	199.90	200.85	0.95	30.91
NFGC-22-852[3]	161.95	164.45	2.50	16.00
Including	162.90	163.45	0.55	69.10
And[3]	171.50	173.65	2.15	10.76
Including	172.50	173.05	0.55	40.50
NFGC-22-855[3]	117.55	121.00	3.45	28.82
Including	117.55	118.65	1.10	85.85
NFGC-22-880[2]	173.75	175.85	2.10	14.43
Including	174.50	174.95	0.45	64.00
NFGC-22-901[3]	181.65	184.30	2.65	18.17
Including	182.80	183.20	0.40	98.70

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-515	299	-45.5	281	658344	5428026
NFGC-22-538	300	-45	386	658193	5427710
NFGC-22-559	300	-45	333	658233	5427628
NFGC-22-570	300	-45	72	658199	5427720
NFGC-22-577	300	-45	260	658244	5427852
NFGC-22-578	300	-45	117	658258	5427556
NFGC-22-580	300	-45	110	658188	5427698
NFGC-22-586	300	-45	332	658162	5427669
NFGC-22-610	300	-45	312	658283	5427571
NFGC-22-665	300	-45	159	658226	5427762
NFGC-22-700	300	-45	374	658204	5427616
NFGC-22-728	300	-45	260	658237	5427597
NFGC-22-754	120	-45	134	658092	5427940
NFGC-22-762	300	-45	245	658261	5427727
NFGC-22-766	230	-45	327	658523	5428283
NFGC-22-796	300	-45	353	658218	5427580
NFGC-22-813	300	-62	158	658243	5427825
NFGC-22-825	300	-45	443	658126	5427602
NFGC-22-855	300	-45	410	658180	5427572
NFGC-22-880	300	-45	416	658278	5427862
NFGC-22-901	300	-45	227	658278	5427920

A selection of highlight drilling results is shown in the inclined 3-D image below for Keats North:

Queensway Project – Keats, Keats West, and Keats North inclined 3-D plan view map (December 5, 2022)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Iceberg and Iceberg East Drilling

On March 1, 2023, the Company announced the discovery of a new zone, “Iceberg”.  This zone is found along the highly prolific Keats-Baseline Fault Zone (“KBFZ”), the structure that is host to the Keats Main Zone. Iceberg shares a similar orientation to Keats Main and is comprised of a multitude of intersecting veins concentrating high-grade gold mineralization. Geological characteristics of Iceberg are nearly identical to those observed at Keats Main and the Company’s current interpretation is that Iceberg is the eastern continuation of Keats Main that has been displaced by faulting.

This new discovery has expanded rapidly, and step-out drilling has continued to intersect high-grade gold along strike to the east, which is an area now known as Iceberg East. The Iceberg-Iceberg East segment is now defined over a strike length of 665m, spotlighting the continued strength of the gold system within the KBFZ that includes Keats, Iceberg, and Iceberg East – a corridor that now spans 1.9km in strike length. The high-grade gold mineralization starts at surface and is currently extended to a vertical depth of 170m. Minimal exploration work has been completed below 200m vertical depth with the deepest drilling completed to date intersecting the structure and gold mineralization at 270m vertical.

Initial drilling collared into mineralization in NFGC-22-1084 with 15.3 g/t Au over 10.75m, while a 25m step-out south intersected 72.2 g/t Au over 9.65m in NFGC-23-1100, and a 25m step-out north intersected 19.7 g/t Au over 5.65m in NFGC-23-1109 (all reported on March 1, 2023). All three intercepts are shallow, occurring at depths of less than 30m from surface. Stepping down 25m from this fence of three discovery holes, drilling then intersected 49.7 g/t Au over 29.85m and 14.6 g/t Au over 3.80m in NFGC-23-1120 (reported on March 13, 2021) followed by the expansion of this zone down-dip to 80m with the highlight intervals of 13.1 g/t Au over 13.90m and 12.6 g/t Au over 7.60m in NFGC-23-1128 and 35.6 g/t Au over 10.65m, 6.88 g/t Au over 20.35m and 10.5 g/t Au over 6.65m in NFGC-23-1141 (both reported on April 4, 2023).

On May 31, 2023, the Company announced the largest step-out yet into the KBFZ of 375m, along strike from Iceberg at Iceberg East, intersecting 21.7 g/t Au over 4.45m in NFGC-23-1285. Continued step-out drilling at Iceberg East further expanded this zone by an additional 100m with the intercept of 4.66 g/t Au over 2.70m in NFGC-23-1307 (reported on June 15, 2023) bringing the total strike length of the Iceberg-Iceberg East segment to it’s current 665m. Continued shallow drilling at Iceberg East within the KBFZ has identified additional high-grade, near surface mineralization as demonstrated by the intercepts of 15.5 g/t Au over 7.55m in NFGC-23-1274 (reported on September 28, 2023), 46.8 g/t Au over 10.55m in NFGC-23-1541, 115 g/t Au over 4.10m in NFGC-23-1570 (both reported on September 13, 2023) and 6.65 g/t Au over 10.10m in NFGC-23-1586 and 32.4 g/t Au over 2.55m in NFGC-23-1599 (both reported on October 25, 2023) located at the furthest known extents of the KBFZ.

At Iceberg, ongoing step-out drilling continued to demonstrate excellent continuity of the high-grade both along strike and down-dip with several highlight intervals reported in Q2 and Q3 which are summarized in the table below including the stand-out interval of 105 g/t Au over 27.05m in NFGC-23-1210 located 35m from surface at Iceberg and 32m along strike of NFGC-23-1120 and 30m down-dip of NFGC-23-1084. More recently reported along strike to the northeast of NFGC-23-1210, the intervals of 14.5 g/t Au over 27.80m and 34.6 g/t Au over 5.30m in NFGC-23-1312 (reported on July 5, 2023), 14.0 g/t Au over 9.00m in NFGC-23-1088 (reported on October 25, 2023), 29.4 g/t Au over 7.75m in NFGC-23-1380 and 86.9 g/t Au over 5.30m in NFGC-23-1395 (both reported on August 22, 2023) were intersected.

Drilling at both Iceberg and Iceberg East has also been highly successful at expanding the high-grade gold mineralization down-dip, while the majority of the exploration completed to date has been focused in the top 150m-200m vertical. Depth continuity is well demonstrated by the reported interval of 19.6 g/t Au over 5.25m in NFGC-23-1217 intersected at a vertical depth of 137m, the deepest intercept at this time which was quickly replaced by NFGC-23-1261A intersecting 26.0 g/t Au over 9.45m extending the drill-defined vertical depth from 137m to 160m (reported on September 8, 2023) followed by 167 g/t Au over 4.70m in NFGC-23-1157 (reported on August 9, 2023) which further extended the high-grade to 170m vertical depth. The highlight intervals of 33.1 g/t Au over 4.80m, 39.2 g/t Au over 4.30m, 1.26 g/t Au over 26.25m and 9.72 g/t Au over 20.25m in NFGC-23-1306 (reported on July 5, 2023) occurring at a vertical depths ranging from 90-145m and 50m down-dip of previously released 49.7 g/t Au over 29.85m in NFGC-23-1120 further demonstrated the good continuity of high-grade to depth at Iceberg.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The Company is pleased with the ongoing success and rapid expansion of both the Iceberg and Iceberg East zones; mineralization ranges in true width from 10-40m, intervals received have demonstrated good continuity of the high-grade along strike and to depth and the KBFZ remains open in all directions while several assays are pending. Exploration will continue to further define these domains of high-grade while also focussing on expansion drilling both along strike and to depth.

2023 assay results have been reported in press release dated March 1, 2023, March 13, 2023, April 4, 2023, May 31, 2023, June 5, 2023, June 8, 2023, June 15, 2023, June 28, 2023, July 5, 2023, and August 9, 2023, August 15, 2023, August 22, 2023, September 13, 2023, and October 25, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Iceberg drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1084[1]	7.70	18.45	10.75	15.27	Iceberg
Including	12.40	13.25	0.85	128.29
Including	14.90	15.75	0.85	20.25
Including	16.15	16.75	0.60	22.11
NFGC-23-1088[1]	34.85	43.90	9.05	14.00	Iceberg
Including	35.20	38.75	3.55	31.56
And[1]	49.70	51.95	2.25	1.23
NFGC-23-1100[1]	36.35	46.00	9.65	72.15	Iceberg
Including	36.35	38.20	1.85	229.48
Including	38.95	39.95	1.00	18.63
Including	41.25	42.10	0.85	13.15
Including	43.45	45.40	1.95	119.63
NFGC-23-1109[1]	17.60	23.25	5.65	19.65	Iceberg
Including	19.00	21.00	2.00	50.52

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-23-1120[1]	53.55	57.35	3.80	14.60	Iceberg
Including	55.75	56.70	0.95	54.50
And[1]	63.20	93.05	29.85	49.65
Including	63.70	64.75	1.05	56.11
Including	65.75	66.95	1.20	19.63
Including	67.55	68.55	1.00	31.90
Including[3]	73.10	77.45	4.35	183.28
Including[3]	78.85	80.35	1.50	31.13
Including[3]	83.75	84.55	0.80	14.65
Including[3]	85.55	86.40	0.85	25.50
Including[3]	90.10	93.05	2.95	158.00
NFGC-23-1128[2]	61.60	69.20	7.60	12.62	Iceberg
Including	67.55	68.50	0.95	91.30
And[1]	82.10	96.00	13.90	13.09
Including	86.00	88.00	2.00	67.00
Including	88.95	89.60	0.65	44.50
NFGC-23-1141[2]	109.25	129.60	20.35	6.88	Iceberg
Including	117.00	117.60	0.60	10.65
Including	121.40	121.80	0.40	73.10
Including	126.10	126.55	0.45	25.70
Including	128.60	129.60	1.00	66.30
And[2]	138.85	149.50	10.65	35.58
Including	138.85	140.35	1.50	232.40
Including	143.35	144.10	0.75	20.20
And[3]	205.35	212.00	6.65	10.47
Including	206.00	206.70	0.70	32.00
Including	209.50	211.10	1.60	24.55
NFGC-23-1154[2]	33.60	38.80	5.20	40.86	Iceberg
Including	35.35	37.80	2.45	83.20
NFGC-23-1157[1]	250.60	255.30	4.70	166.79	Iceberg
Including	251.60	253.35	1.75	440.74
And Including	251.60	252.35	0.75	1,010.00

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-23-1201[1]	102.15	109.00	6.85	20.67	Iceberg
Including	102.15	102.75	0.60	193.00
Including	108.40	109.00	0.60	25.70
NFGC-23-1210[1]	59.75	86.80	27.05	105.32	Iceberg
Including	59.75	60.60	0.85	59.00
Including	61.80	62.25	0.45	22.82
Including	63.20	66.35	3.15	38.92
Including[3]	69.65	70.70	1.05	159.61
Including[3]	71.20	78.50	7.30	234.69
Including[3]	80.35	81.35	1.00	756.96
NFGC-23-1217[1]	206.15	211.40	5.25	19.63	Iceberg
Including	206.15	207.05	0.90	107.50
NFGC-23-1222[1]	98.60	105.20	6.60	12.36	Iceberg
Including	98.60	99.00	0.40	42.80
Including	103.85	104.70	0.85	63.05
NFGC-23-1261A2	237.55	247.00	9.45	25.98	Iceberg
Including	237.55	238.50	0.95	10.11
Including	239.80	240.40	0.60	372.37
NFGC-23-1264[1]	20.00	26.70	6.70	33.28	Iceberg
Including	20.00	21.90	1.90	85.35
Including	22.65	23.30	0.65	80.80
NFGC-23-1274[1]	80.70	88.25	7.55	15.45	Iceberg East
Including	81.35	84.20	2.85	28.00
Including	87.30	88.25	0.95	29.60
NFGC-23-1273[2]	128.00	138.60	10.60	1.13	Iceberg
NFGC-23-1279[1]	87.20	95.15	7.95	30.79	Iceberg
Including	87.95	89.10	1.15	14.33
Including	90.55	91.35	0.80	243.55
Including	92.10	92.90	0.80	12.92
Including	93.50	94.20	0.70	20.60
NFGC-23-1285[1]	78.00	82.45	4.45	21.70	Iceberg East
Including	79.45	80.25	0.80	115.95
NFGC-23-1286[1]	77.60	86.30	8.70	40.55	Iceberg
Including	79.55	81.40	1.85	176.00
Including	83.50	84.20	0.70	15.45
NFGC-23-1293[2]	79.05	85.05	6.00	4.49	Iceberg East
Including	79.05	79.70	0.65	30.49

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-23-1294[1]	101.10	112.15	11.05	3.09	Iceberg
Including	108.90	109.45	0.55	13.10
And	117.05	125.25	8.20	5.14
Including	117.05	117.80	0.75	45.86
NFGC-23-1306[2]	141.95	146.75	4.80	33.07	Iceberg
Including	141.95	142.90	0.95	160.50
And[1]	153.15	157.45	4.30	39.23
Including	153.15	154.05	0.90	175.00
And[2]	162.00	188.25	26.25	1.26
Including	187.60	188.25	0.65	11.50
And[2]	204.15	224.40	20.25	9.72
Including	204.15	205.50	1.35	130.48
NFGC-23-1312[1]	94.75	122.55	27.80	14.54	Iceberg
Including	99.80	101.05	1.25	214.40
Including	104.95	105.95	1.00	66.00
Including	120.10	120.50	0.40	36.20
And[1]	127.30	132.60	5.30	34.59
Including	127.85	128.95	1.10	161.14
NFGC-23-1331[2]	136.40	180.50	44.10	1.34	Iceberg
Including[1]	137.10	137.70	0.60	25.96
And[1]	214.00	216.30	2.30	19.47
Including	214.30	215.15	0.85	51.52
NFGC-23-1380	45.80	53.55	7.75	29.36	Iceberg
Including	47.00	48.65	1.65	111.48
Including	49.30	50.35	1.05	23.97
NFGC-23-1395	95.00	100.30	5.30	86.86	Iceberg
Including	95.00	96.00	1.00	456.00
NFGC-23-1402[1]	99.30	109.75	10.45	12.51	Iceberg
Including	107.00	107.65	0.65	156.00
Including	109.10	109.75	0.65	14.15
NFGC-23-1466[3]	43.00	58.70	15.70	3.68	Iceberg East
Including	54.80	55.60	0.80	14.60
NFGC-23-1475[3]	62.00	92.55	30.55	4.28	Iceberg East
Including	66.00	66.45	0.45	15.85
Including	67.10	67.80	0.70	19.00
Including	70.10	71.05	0.95	76.46
NFGC-23-1491[3]	15.90	28.70	12.80	4.51	Iceberg East
Including	15.90	16.75	0.85	35.08
Including	20.00	20.70	0.70	12.90
NFGC-23-1517[2]	42.55	53.25	10.70	1.14	Iceberg East
And[1]	74.00	79.55	5.55	7.95
Including	74.75	75.10	0.35	50.50
Including	78.15	78.95	0.80	21.40
NFGC-23-1541[1]	85.85	96.40	10.55	46.81	Iceberg East
Including	88.55	89.20	0.65	20.13
Including	90.45	94.85	4.40	104.01
NFGC-23-1570[1]	67.00	71.10	4.10	114.52	Iceberg East
Including	68.00	69.75	1.75	265.32
NFGC-23-1586[2]	43.50	53.60	10.10	6.65	Iceberg East
Including	46.50	47.00	0.50	94.18
NFGC-23-1599[1]	50.55	53.10	2.55	32.37	Iceberg East
Including	52.60	53.10	0.50	162.00

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1084	300	-45	62	658429	5427833	Iceberg
NFGC-23-1088	300	-45	251	658450	5427820	Iceberg
NFGC-23-1100	300	-45	140	658423	5427806	Iceberg
NFGC-23-1109	300	-45	116	658466	5427840	Iceberg
NFGC-23-1120	300	-45	191	658443	5427794	Iceberg
NFGC-23-1128	299	-45	236	658463	5427784	Iceberg
NFGC-23-1141	300	-45	297	658488	5427769	Iceberg
NFGC-23-1154	300	-45	158	658407	5427787	Iceberg
NFGC-23-1157	300	-45	350	658459	5427671	Iceberg
NFGC-23-1201	300	-45	215	658451	5427762	Iceberg
NFGC-23-1210	300	-45	236	658473	5427807	Iceberg
NFGC-23-1217	299	-45.5	335	658437	5427683	Iceberg
NFGC-23-1222	299	-45.5	269	658494	5427796	Iceberg
NFGC-23-1261A	297	-45.5	395	658447	5427649	Iceberg
NFGC-23-1264	299	-45.5	203	658488	5427856	Iceberg
NFGC-23-1273	300	-45	377	658472	5427749	Iceberg
NFGC-23-1274	300	-45	407	658750	5428022	Iceberg East
NFGC-23-1279	300	-45	302	658555	5427845	Iceberg
NFGC-23-1285	299	-45.5	326	658798	5428053	Iceberg East
NFGC-23-1286	300	-45	302	658531	5427831	Iceberg
NFGC-23-1293	299	-45.5	318	658844	5428084	Iceberg East
NFGC-23-1294	300	-45	305	658553	5427818	Iceberg
NFGC-23-1306	300	-45	290	658505	5427759	Iceberg
NFGC-23-1312	300	-45	260	658527	5427805	Iceberg
NFGC-23-1331	300	-45	323	658536	5427769	Iceberg
NFGC-23-1380	335	-45	167	658548	5427879	Iceberg
NFGC-23-1395	323	-45.5	188	658555	5427846	Iceberg
NFGC-23-1402	346	-45.5	131	658556	5427846	Iceberg
NFGC-23-1466	56	-78	171	658606	5427990	Iceberg East
NFGC-23-1475	220	-67	180	658681	5428034	Iceberg East
NFGC-23-1491	0	-90	180	658681	5428034	Iceberg East
NFGC-23-1517	300	-65	129	658707	5428022	Iceberg East
NFGC-23-1541	300	-62	150	658615	5427931	Iceberg East
NFGC-23-1570	299	-45.5	108	658730	5428034	Iceberg East
NFGC-23-1586	300	-60	99	658743	5428055	Iceberg East
NFGC-23-1599	299	-45.5	96	658776	5428065	Iceberg East

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The latest drilling results from Iceberg are shown on the plan map, long-section and cross-section below:

Queensway Project – Plan view map of Iceberg area (October 25, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Long section of Keats Main, Iceberg and Iceberg East zones, looking northwest (October 25, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Iceberg cross-section view, +/-12.5m, looking northwest (August 9, 2023)

Keats West Drilling

A combination of reconnaissance drilling and targeted drilling looking for the potential extension of the Penumbra vein in the hangingwall to the AFZ (west side) led to the discovery of the Keats West Zone intersecting significant mineralization in NFGC-22-533 reporting 8.70 g/t Au over 6.75m (reported on May, 4, 2022) followed by 17.9 g/t Au over 4.20m in NFGC-22-681 and 10.4 g/t Au over 10.50m in NFGC-22-686 (reported on September 27, 2022).

Ongoing exploration drilling at Keats West has uncovered a significant structure that is interpreted to be a thrust fault that dips gently to the south-southwest and hosts both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-50 m. This fault zone occurs on the west side of the AFZ, is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and consists of a series of stacked veins that contain the gold mineralization and represents an important new discovery for the Company.

The mineralization style is epizonal and typical of the other gold prospects found along this segment of the AFZ. Drilling has quickly expanded this system now having intersected significant mineralization over an area that is 315m wide x 305m long. The latest results released on July 19, 2023, saw the expansion of this zone by 65m along strike to the west with the intercept of 5.05 g/t Au over 11.70m in NFGC-22-1027. Broad intervals of gold mineralization spanning up to 80m thick have also been encountered at Keast West as demonstrated by NFGC-22-833 that had an aggregate result of 1.94 g/t Au over 79.75m (reported on March 21, 2023).

Ongoing step-out and infill drilling continue to exhibit good continuity of both low and high-grade mineralization within the host structure. There have been several significant highlight intervals received to date including 10.1 g/t Au over 22.50m in NFGC-22-945 (reported on March 21, 2023) occurring 305m down-dip of previously reported 18.6 g/t Au over 15.95m in NFGC-22-773 (reported on November 23, 2022), and 100m down-dip of previously reported 42.6 g/t Au over 32.00m in NFGC-22-960 (reported on November 28, 2022).

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Additional highlight results received include 4.27 g/t Au over 31.55m in NFGC-22-911, 5.81 g/t Au over 30.05m in NFGC-23-1149 (reported on August 17, 2023), 3.29 g/t Au over 42.35m in NFGC-23-1129 (reported on September 27, 2023), 17.2 g/t Au over 22.90m and 12.0 g/t Au over 18.40m in NFGC-22-1040 and 1.53 g/t Au over 34.75m in NFGC-23-1155 (reported on April 25, 2023), 5.16 g/t Au over 28.65m in NFGC-23-1171 (reported on May 17, 2023), 3.27 g/t Au over 15.05m in NFGC-23-1211 (reported on June 14, 2023), 17.1 g/t Au over 11.35m and 1.82 g/t Au over 40.00m in NFGC-22-931 (reported on October 4, 2023) and 4.43 g/t Au over 43.40m in NFGC-22-1010 (reported on July 19, 2023) that fill-out the Keats West structure and provide further confidence in the robustness and consistency of gold mineralization in this system.

Step-out and infill drilling are ongoing at Keats West to expand on this new discovery and to better define the continuity of grade and the controls on the gold mineralization within the host fault that starts at surface and having all intercepts drilled to date occurring above 130m vertical depth.

2022 and 2023 assay results have been reported in press release dated May 4, 2022, September 27, 2022, November 23, 2022, November 28, 2022, January 24, 2023, March 21, 2023, April 18, 2023, April 25, 2023, May 17, 2023, June 14, 2023, July 19, 2023, August 17, 2023, September 27, 2023, and October 4, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Keats West drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
NFGC-22-533[1]	98.25	105.00	6.75	8.70
Including	100.65	101.50	0.85	53.3
NFGC-22-643A1	8.20	14.30	6.10	1.88
And[1]	22.50	25.70	3.20	2.64
And[1]	39.00	46.00	7.00	1.48
And[1]	49.00	54.20	5.20	1.85
And[1]	56.35	65.00	8.65	1.57
NFGC-22-660[1]	9.00	12.00	3.00	1.97
And[1]	22.20	26.30	4.10	2.22
And[1]	36.45	40.90	4.45	1.27
And[1]	43.90	46.05	2.15	1.67
And[1]	52.25	68.10	15.85	2.01
Including	67.45	68.10	0.65	11.30
NFGC-22-667A1	6.35	15.20	8.85	3.47
And[1]	18.40	26.00	7.60	2.48
And[1]	38.00	44.00	6.00	1.84
And[1]	48.75	57.30	8.55	1.34
NFGC-22-681[1]	116.80	121.00	4.20	17.87
Including	116.80	117.25	0.45	15.90
And including	120.30	121.00	0.70	68.80
NFGC-22-686[1]	100.50	111.00	10.50	10.36
Including	101.30	102.55	1.25	43.84
And including	103.05	103.45	0.40	88.20
NFGC-22-759[1]	66.80	80.05	13.25	1.82
NFGC-22-773[1]	11.85	16.20	4.35	2.63
And[1]	18.60	34.55	15.95	18.62
And Including	24.85	25.85	1.00	252.99
NFGC-22-784[1]	13.40	37.40	24.00	6.68
Including	18.95	20.45	1.50	37.43
Including	20.85	21.55	0.70	14.90

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Including	26.00	27.50	1.50	24.70
Including	36.45	37.40	0.95	12.75
NFGC-22-808[2]	44.00	49.00	5.00	13.90
Including	44.00	45.80	1.80	23.40
Including	46.95	47.35	0.40	20.10
Including	47.70	48.35	0.65	12.05
And[2]	55.00	62.00	7.00	2.01
NFGC-22-833[2]	11.00	22.40	11.40	3.25
And[2]	30.00	65.00	35.00	2.41
And[2]	74.00	91.35	17.35	1.61
Aggregate2*	11.00	91.35	79.75	1.94
NFGC-22-843[1]	31.40	38.30	6.90	7.71
Including[1]	31.80	32.40	0.60	77.10
NFGC-22-865[2]	101.10	104.65	3.55	61.76
Including	102.70	103.40	0.70	301.09
NFGC-22-868[1]	78.20	94.45	16.25	2.12
NFGC-22-875[1]	59.00	74.00	15.00	2.09
NFGC-22-894[1]	65.00	82.75	17.75	1.41
NFGC-22-911[2]	56.00	87.55	31.55	4.27
Including	60.70	62.10	1.40	14.66
Including	86.00	87.55	1.55	31.06
NFGC-22-922[1]	52.00	54.00	2.00	8.13
Including	53.00	54.00	1.00	14.30
And[1]	63.40	80.00	16.60	3.26
Including	73.30	74.25	0.95	25.23
And[1]	128.70	150.00	21.30	4.32
Including	133.45	134.20	0.75	14.40
Including	139.55	140.50	0.95	10.25
Including	143.55	144.25	0.70	23.90
NFGC-22-935[2]	105.90	123.50	17.60	2.07
Including	114.45	114.85	0.40	10.60
NFGC-22-945[1]	78.10	100.60	22.50	10.05
Including	88.15	88.80	0.65	12.55
Including	90.00	91.00	1.00	12.95
Including	93.70	94.85	1.15	14.24
Including	95.65	96.00	0.35	16.10
Including	99.95	100.60	0.65	221.00
NFGC-22-960[1]	25.35	35.25	9.90	2.08
And[2]	39.60	44.20	4.60	1.18
And[1]	49.90	55.15	5.25	2.14
And[3]	145.00	177.00	32.00	42.64
Including	151.35	152.30	0.95	14.05
And Including	156.65	157.55	0.90	86.60
And Including	159.40	161.30	1.90	24.06
And Including	162.05	162.95	0.90	29.68
And Including	163.75	164.35	0.60	24.50
And Including	165.70	167.00	1.30	16.26
And Including	170.50	177.00	6.50	171.55
And Including	170.50	173.10	2.60	121.57
And Including	173.70	177.00	3.30	241.54
NFGC-22-989[1]	9.70	39.10	29.40	2.53
Including	30.00	30.35	0.35	46.90

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Including	38.75	39.10	0.35	84.00
NFGC-22-992[1]	17.50	24.15	6.65	2.85
And[1]	27.00	29.00	2.00	1.44
And[1]	32.00	39.20	7.20	1.98
NFGC-22-996[1]	39.40	64.00	24.60	1.28
NFGC-22-1004[1]	36.10	51.50	15.40	2.38
Including	41.00	41.65	0.65	13.42
NFGC-22-1040[1]	40.40	63.30	22.90	17.23
Including	45.85	47.45	1.60	162.12
Including	49.45	49.95	0.50	18.82
Including	58.50	59.00	0.50	161.66
Including	61.95	62.65	0.70	14.18
And[1]	69.65	88.05	18.40	12.00
Including	71.25	72.10	0.85	12.00
Including	72.55	73.30	0.75	57.67
Including	80.10	80.50	0.40	93.75
Including	82.50	82.85	0.35	53.36
Including	85.75	87.30	1.55	47.87
NFGC-22-1043[1]	7.20	26.60	19.40	2.49
NFGC-22-1049A2	66.40	77.35	10.95	1.40
And[3]	95.00	107.20	12.20	1.10
NFGC-23-1091[2]	23.50	60.80	37.30	2.19
And	98.00	122.00	24.00	1.73
NFGC-23-1108[1]	94.00	98.65	4.65	8.42
Including	95.00	96.45	1.45	12.47
Including	98.00	98.65	0.65	12.60
NFGC-23-1110[2]	19.65	31.00	11.35	3.23
NFGC-23-1129[1]	14.95	57.30	42.35	3.29
Including	31.15	32.00	0.85	11.35
Including	34.00	35.00	1.00	11.10
NFGC-23-1149[1]	31.25	43.30	12.05	1.06
And[1]	56.10	86.15	30.05	5.81
Including	56.10	56.85	0.75	23.94
Including	57.90	58.25	0.35	102.04
Including	61.80	63.30	1.50	19.29
Including	80.70	81.65	0.95	31.58
NFGC-23-1155[3]	55.55	90.30	34.75	1.53
NFGC-23-1158[1]	53.25	63.40	10.15	2.71
And[1]	70.80	83.65	12.85	1.71
NFGC-23-1162[1]	88.75	105.80	17.05	2.55
Including	102.05	103.00	0.95	11.50
NFGC-23-1164[2]	60.00	71.35	11.35	1.15
NFGC-23-1171[1]	29.00	57.65	28.65	5.16
Including	37.20	38.45	1.25	11.43
Including	40.35	43.25	2.90	15.73
NFGC-23-1180[1]	61.95	75.05	13.10	1.58
NFGC-23-1184[1]	44.40	54.85	10.45	7.01
Including	46.00	48.20	2.20	14.85
Including	49.85	50.95	1.10	19.16
NFGC-23-1189[1]	68.00	82.65	14.65	4.02
Including	72.00	72.60	0.60	14.55
Including	82.10	82.65	0.55	38.82

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-23-1193[1]	78.30	91.25	12.95	2.03
NFGC-23-1197[1]	67.70	84.00	16.30	5.57
Including	74.75	75.35	0.60	11.10
Including	77.40	78.65	1.25	25.70
Including	79.90	80.55	0.65	12.35
NFGC-23-1200[1]	51.95	65.90	13.95	3.39
Including	62.80	63.70	0.90	12.10
NFGC-23-1209A1	63.15	82.10	18.95	1.36
NFGC-23-1211[1]	29.00	44.05	15.05	3.27
And[1]	73.45	90.95	17.50	1.61

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. * Aggregate composite of the entire mineralized envelope.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-533	-45	120	320	657952	5427747
NFGC-22-643A	-53	51	302	658101	5427994
NFGC-22-660	-45	57	281	658101	5427993
NFGC-22-667A	-53	45	293	658101	5427994
NFGC-22-681	-63	120	131	658053	5427905
NFGC-22-686	-60	70	206	658053	5427905
NFGC-22-759	-45	76	146	658092	5427940
NFGC-22-773	-45	62	218	658098	5428052
NFGC-22-784	-46	75	230	658098	5428052
NFGC-22-808	-45	120	149	658058	5428076
NFGC-22-833	120	-45.5	221	658033	5428032
NFGC-22-843	65	-52	200	658032	5428032
NFGC-22-865	127	-66	185	658046	5427939
NFGC-22-868	-46	67	326	658048	5427939
NFGC-22-875	39	-52	335	658092	5427942
NFGC-22-894	35	-45	308	658074	5427952
NFGC-22-911	120	-45	352	657991	5428056
NFGC-22-922	37	-56	258	658003	5427818
NFGC-22-935	120	-45	302	657962	5428016
NFGC-22-945	58	-47	237	657949	5427794
NFGC-22-960	-45	120	378	657980	5427948
NFGC-22-989	35	-45	84	658126	5428023
NFGC-22-992	-45	35	117	658138	5428009
NFGC-22-996	35	-45	93	658124	5427976
NFGC-22-1001	120	-45	351	657990	5427884
NFGC-22-1004	35	-45	105	658075	5428004
NFGC-22-1010	115	-45	309	657920	5428041
NFGC-22-1027	115	-45	210	657876	5428065
NFGC-22-1040	56	-53	206	657952	5427847
NFGC-22-1043	15	-65	84	657871	5428010
NFGC-22-1049A	114	-45	315	657909	5427989
NFGC-23-1091	120	-45	296	658005	5427991
NFGC-23-1108	55	-47	233	657906	5427818
NFGC-23-1110	120	-45	176	657873	5428009

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-23-1129	357	-45	170	657989	5427885
NFGC-23-1149	27	-65	115	658004	5427991
NFGC-23-1155	203	-61	179	658124	5427975
NFGC-23-1158	0	-56	122	658003	5427993
NFGC-23-1162	32	-54	137	657981	5427949
NFGC-23-1164	10	-45	119	658034	5428034
NFGC-23-1171	16	-61	155	657952	5427848
NFGC-23-1180	3	-42	155	657951	5427848
NFGC-23-1184	31	-45	173	657952	5427849
NFGC-23-1189	324	-60	197	658002	5427820
NFGC-23-1193	42	-50	350	658048	5427940
NFGC-23-1197	0	-60	113	658003	5427818
NFGC-23-1200	80	-69.5	106	657994	5427819
NFGC-23-1209A	49	-46.5	302	658074	5427953
NFGC-23-1211	325	-57	131	658051	5427965

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The latest drilling results for Keats West are shown in the images below:

Queensway Project – Keats West area plan map (October 4, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Keats West inclined 3-D view with main veins plotted only, looking south (March 21, 2023)

Queensway Project – Keats West 3-D cross-section view, +/- 12.5m, looking east (October 4, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Lotto Zone Drilling

The Company has reported several significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3 g/t Au over 2.20m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15m (reported on October 2, 2020). Following this result, the Lotto Main vein has been systematically tested and expanded by subsequent highlight intercepts of 225 g/t Au over 2.45m in NFGC-21-100 (reported on February 23, 2021), 51.3 g/t Au over 3.20m in NFGC-21-109 (reported on March 23, 2021), 53.3 g/t Au over 3.10m in NFGC-21-115 (reported on March 23, 2021) and 150 g/t over 11.50m in NFGC-21-201 (reported on June 23, 2021).

Continued exploration drilling to expand the Lotto Main Vein increased the domain of contained high-grade gold mineralization to 225m vertical depth with NFGC-21-367A reporting 24.3 g/t Au over 2.20m (reported on March 24, 2022) and extended the strike length to over 220m with the intercept of 16.1 g/t Au over 3.60m in NFGC-22-664 (September 13, 2022). This vein has been intersected at depths of up to 325m vertical. Infill drilling targeting a “roll”, an area where there is a drastic change in orientation of the Lotto Main Vein intersected 152 g/t Au over 3.85m in NFGC-22-673 and 13.0 g/t Au over 14.95m in NFGC-22-684 (reported on September 13, 2022).

The Lotto Zone is comprised of a north-south striking, steeply east-dipping vein ("Lotto Main Vein") located approximately 200m east of the AFZ and drilling to date on the Lotto Main Vein has confirmed good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast in addition to defining new corridors of high-grade gold contained within the vein. Exploration at Lotto is paused at this time to focus on expanding and discovering new near surface gold mineralization.

2022 and 2023 assay results have been reported in press releases dated March 24, 2022, June 8, 2022, September 13, 2022, November 2, 2022, and January 10, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Lotto drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-243[2]	243.75	245.75	2.00	10.74	Lotto Main
Including	244.50	245.45	0.95	22.49
NFGC-21-289[2]	192.95	195.35	2.40	12.57	Lotto Main
Including	193.25	194.55	1.30	21.58
NFGC-21-295[2]	110.20	112.20	2.00	12.19	Lotto Main
Including	110.55	111.25	0.70	34.81
NFGC-21-296[1]	228.00	230.60	2.60	15.66	Lotto Main
NFGC-21-319[1]	176.60	179.00	2.40	20.01	Lotto Main
Including	176.60	177.70	1.10	43.32
And[1]	315.30	317.35	2.05	23.08	Sunday
NFGC-21-333[2]	61.40	64.00	2.60	11.67	Lotto Main
Including	62.75	63.25	0.50	58.00
NFGC-21-338[1]	282.65	284.80	2.15	25.31	Lotto Main
Including	284.05	284.50	0.45	115.25	Lotto Main
NFGC-21-367A1	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-404A1	217.15	219.20	2.05	31.63	Lotto Main
Including	217.45	218.05	0.60	107.50	Lotto Main
NFGC-22-552[1]	87.95	89.95	2.00	89.5	Tuesday
Including	88.35	88.75	0.40	442
NFGC-22-664[3]	66.40	70.00	3.60	16.13	Lotto Main
Including	68.80	69.35	0.55	92.60
NFGC-22-673[3]	206.15	210.00	3.85	152.08	Lotto Main

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Including	206.15	208.90	2.75	211.91
NFGC-22-684[3]	211.45	226.40	14.95	12.98	Lotto Main
Including	216.30	217.00	0.70	25.30
And including	224.30	226.40	2.10	72.35
NFGC-22-753[4]	204.35	207.65	3.30	11.38	Lotto Main
Including	204.35	205.15	0.80	45.40

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-243	298	-50	323	659064	5428888
NFGC-21-289	299	-45	345	659030	5428958
NFGC-21-295	300	-45	128	659052	5429149
NFGC-21-296	299	-45.5	255	659058	5428943
NFGC-21-319	299	-45.5	342	659010	5428998
NFGC-21-333	299	-45.5	336	658985	5429013
NFGC-21-338	298	-45.5	312	659099	5428890
NFGC-21-367A	298	-47	369	659125	5428876
NFGC-21-404A	299	-48	374	659046	5429007
NFGC-22-552	300	-45	201	658833	5429014
NFGC-22-664	300	-61	174	658919	5429139
NFGC-22-673	263	-68	258	658990	5429097
NFGC-22-684	258	-69	237	658983	5429072
NFGC-22-753	263	-55	396	659046	5429140

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The latest results from the Lotto and Lotto North zones are shown in the long section and plan map and Lotto only in cross section below:

Queensway Project – Lotto – K2 and Jackpot area plan map (October 18, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Lotto- Lotto North zones long section, looking northwest (May 10, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Lotto cross-section, +/- 12.5m, looking northeast (September 13, 2022)

Lotto North

The Lotto North prospect is adjacent (north) to the Lotto prospect in QWN on the east side of the AFZ. Systematic grid drilling testing along the eastern side of the AFZ north of Lotto identified this new gold-bearing structural zone in November 2022 first reporting 33.8 g/t Au over 2.35m in NFGC-22-661, 37.4 g/t Au over 2.10m in NFGC-22-690 and 22.2 g/t Au over 2.20m in NFGC-22-717.

Continued exploration drilling at Lotto North has defined a series of AFZ-typical epizonal-style gold-bearing veins contained within a north-south striking brittle fault zone immediately north of the Lotto prospect. Additional highlight intervals reported on January 10, 2023 including 16.1 g/t Au over 5.30m in NFGC-22-788, 14.6 g/t Au over 2.95m in NFGC-22-758, 11.1 g/t Au over 2.30m in NFGC-22-818, 4.72 g/t Au over 8.50m in NFGC-22-646 and 7.20 g/t Au over 4.55m in NFGC-22-895 expanded the Lotto North gold mineralization and host structure over a strike length of 340m. On May 10, 2023, results released extended mineralization to 200m vertical depth and brought the mineralization to near-surface with 11.1 g/t Au over 3.55m in NFGC-22-940 and 21.1 g/t Au over 2.15m in NFGC-22-953. The Lotto North structure remains open in all directions and is likely the same structure that hosts the Lotto Main vein but has been offset by late faulting in this region.

When combined with the Lotto Main Zone, these high-grade gold-bearing structures have been drill-defined over a total strike length of 630m. Exploration is ongoing to expand on this new discovery and is currently focussed from surface to 200m vertical depth.

2022 and 2023 assay results have been reported in press releases dated November 2, 2022 and January 10, 2023 found through SEDAR+.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Highlighted assay values and drill hole locations from Lotto North drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-646[2]	71.80	80.30	8.50	4.72	Lotto N
Including	71.80	72.55	0.75	38.50
NFGC-22-661[2]	74.65	77.00	2.35	33.79	Lotto N
Including	74.95	75.30	0.35	225.00
NFGC-22-690[1]	69.45	71.55	2.10	37.36	Lotto N
Including	70.15	70.85	0.70	109.00
NFGC-22-717[1]	49.80	52.00	2.20	22.18	Lotto N
Including	49.80	50.80	1.00	48.74
NFGC-22-758[2]	155.65	158.60	2.95	14.58	Lotto N
Including	157.85	158.60	0.75	53.70
NFGC-22-788[2]	120.70	126.00	5.30	16.12	Lotto N
Including	122.00	123.55	1.55	49.63
NFGC-22-818[2]	50.45	52.75	2.30	11.05	Lotto N
Including	52.40	52.75	0.35	72.10
NFGC-22-895[1]	174.65	179.20	4.55	7.20	Lotto N
Including	178.60	179.20	0.60	32.56
NFGC-22-940[1]	80.25	83.80	3.55	11.13	Lotto N
Including	82.15	82.80	0.65	51.70
NFGC-22-953[1]	77.85	80.00	2.15	21.11	Lotto N
Including	78.25	78.75	0.50	86.70

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azi (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-646	300	-45	429	659079	5429391	Lotto N
NFGC-22-661	285	-45	396	659079	5429391	Lotto N
NFGC-22-690	270	-42	264	659083	5429446	Lotto N
NFGC-22-717	300	-45	213	659089	5429559	Lotto N
NFGC-22-758	270	-45	234	659123	5429422	Lotto N
NFGC-22-788	240	-45	261	659068	5429628	Lotto N
NFGC-22-818	300	-45	219	658982	5429272	Lotto N
NFGC-22-895	70	-45	243	658848	5429213	Lotto N
NFGC-22-940	90	-45	135	658986	5429330	Lotto N
NFGC-22-953	90	-45	213	658943	5429355	Lotto N

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Jackpot

On June 22, 2023, the Company announced the discovery of a new zone, “Jackpot” located 600m north of Lotto North and 280m east of the AFZ with the discovery hole of 95.7 g/t Au over 3.25m in NFGC-23-1292 at 20m vertical depth. This hole was drilled as part of a targeted program testing an area of interest between Lotto North and Everest.

Follow-up drilling designed to efficiently determine the orientation of the vein for continued expansion intercepted 119 g/t Au over 4.10m in NFGC-23-1425 and 147 g/t Au over 2.70m in NFGC-23-1423 (both reported on September 5, 2023) and are located 20m down-dip and 15m along strike, respectively, of previously reported NFGC-23-1292. All three intervals occur at a vertical depth ranging from 20-40m.

Expansion drilling has determined that Jackpot is an east-west striking, steeply south-dipping high-grade structure with characteristics similar to the neighbouring Lotto Zone. Additional results received indicate strong high-grade continuity with the intervals of 51.9 g/t Au over 2.85m in NFGC-23-1447, 31.5 g/t Au over 2.50m in NFGC-23-1574, 18.9 g/t Au over 3.00m in NFGC-23-1505, 11.0 g/t Au over 4.70m in NFGC-23-1415, 13.8 g/t Au over 2.75m in NFGC-23-1458, and 4.63 g/t Au over 6.10m in NFGC-23-1464 (all reported on October 18, 2023).

An aggressive follow-up drilling program is underway to expand on this new discovery while initial drilling has delineated a mineralized strike length of 185m with a current depth extent of 205m which remains open in all directions.

2022 and 2023 assay results have been reported in press releases dated June 22, 2023, September 5, 2023, and October 18, 2023, found through SEDAR+.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1292[1]	27.45	30.70	3.25	95.71	Jackpot
Including	27.45	28.30	0.85	352.58
Including	29.80	30.70	0.90	12.37
And2	202.55	212.55	10.00	1.88
NFGC-23-1415[1]	28.00	32.70	4.70	10.98	Jackpot
Including	28.00	29.30	1.30	38.41
NFGC-23-1423[1]	20.40	23.10	2.70	146.67	Jackpot
Including	20.40	22.50	2.10	188.10
Including	21.40	21.80	0.40	699.00
And Including	22.10	22.50	0.40	241.00
NFGC-23-1425[2]	36.90	41.00	4.10	118.73	Jackpot
Including	36.90	39.00	2.10	229.71
NFGC-23-1447[1]	59.20	62.05	2.85	51.93	Jackpot
Including	59.20	61.10	1.90	77.82
NFGC-23-1458[1]	75.00	77.75	2.75	13.83	Jackpot
Including	76.60	77.30	0.70	49.31
NFGC-23-1464[1]	83.00	89.10	6.10	4.63	Jackpot
Including	83.35	83.95	0.60	38.87
NFGC-23-1488[2]	108.20	117.65	9.45	3.01	Jackpot
Including	110.00	110.70	0.70	25.70
NFGC-23-1505[1]	76.75	79.75	3.00	18.93	Jackpot
Including	78.90	79.75	0.85	61.78
NFGC-23-1574[1]	30.50	33.00	2.50	31.50	Jackpot
Including	31.30	32.15	0.85	90.40

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Hole No.	Azi (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1292	300	-45	249	659422	542986	Jackpot
NFGC-23-1415	293	-57.5	96	659422	5429885	Jackpot
NFGC-23-1423	0	-71	72	659418	5429888	Jackpot
NFGC-23-1425	270	-72	74	659417	5429884	Jackpot
NFGC-23-1447	340	-62	99	659393	5429840	Jackpot
NFGC-23-1458	6	-55	114	659414	5429830	Jackpot
NFGC-23-1464	325	-62	123	659412	5429830	Jackpot
NFGC-23-1488	14	-60	177	659394	5429803	Jackpot
NFGC-23-1505	355	-48	111	659372	5429801	Jackpot
NFGC-23-1574	5	-45	60	659436	5429875	Jackpot

The latest results from Jackpot Zone are shown in the long section below:

Queensway Project – Jackpot long section, looking north (October 18, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Zone 36/K2, Monte Carlo and Everest

On January 10, 2023, the Company reported the intersection of broad gold mineralization west of the AFZ and in close proximity to the Zone 36 prospect during systematic drilling stepping north of Lotto North, this interval graded 3.63 g/t Au over 9.50m in NFGC-22-816. In light of the recent discovery at Keats West, the first major discovery made west of the AFZ, exploration drilling had shifted to targeting two structures identified in a lineament study that had orientations similar to the KBFZ. This work led to the discoveries of K2 and Monte Carlo announced on May 10, 2023.

At K2, initial highlight intervals of 28.6 g/t Au over 2.00m in NFGC-22-902, 11.2 g/t Au over 4.25m in NFGC-22-959, 8.91 g/t Au over 4.70m in NFGC-22-827, 3.00 g/t Au over 11.00m in NFGC-22-898, 1.88 g/t Au over 14.75m in NFGC-22-892 and 1.44 g/t Au over 18.80m in NFGC-22-986 are controlled by the K2 fault, located 725m north of Lotto on the west side of the AFZ adjacent to Zone 36 (all reported on May 10, 2023).

Ongoing exploration at K2 has identified a significant structural zone with similarities to the KBFZ including a similar strike and consisting of a complex network of stockwork-style gold-bearing quartz veins that occur within a broad domain of brittle faulting that now spans a mineralized footprint of 410m long x 395m wide. The K2 structure is interpreted as the master structure whereas Zone 36 is a related vein occurring in close proximity that was originally exposed in trenching.

Much of the gold at K2 is found in the “K2 Main” structure, a low-angle gold-bearing fault zone starting at surface that dips 40° to the south and shares a similar orientation to Keats West. K2 Main is made up of a complex network of associated structures forming a mineralized damage zone that averages 65m in thickness.

The mineralization style at K2 consists of a series of stockwork and fault-fill style quartz veins with orientations that parallel K2 Main and crosscut it forming a broad domain of gold mineralized brittle faults. These veins are extensive, many of them are projected to make their way to surface, and additional drilling is required to fully define this network.

One such vein constituent of the greater K2 structure is “Stibnite” vein that has returned several significant intervals including 4.50 g/t Au over 12.95m in NFGC-23-1303, 6.51 g/t Au over 5.05m in NFGC-23-1387 and 13.7 g/t Au over 3.90m in NFGC-23-1391 (all reported on August 28, 2023). Stibnite is a near-surface high-grade vein that has been traced over a current strike length of 105m. This vein contains significant amounts of stibnite, an antimony-bearing sulphide mineral as reflected by the antimony assay results of 0.95% Sb over 12.95m in NFGC-23-1303 and 0.04% Sb over 3.90m in NFGC-23-1391. This is the first time this mineral association has been observed at Queensway North. Initial results from K2 also indicate high-grade potential, which is well demonstrated by the interval of 198 g/t Au over 2.00m in NFGC-22-952 (reported August 28, 2023)

Exploration will remain focussed on expanding K2, which remains open in all directions and at depth, where limited drilling has been conducted below 150m vertical.

On May 10, 2023, the Company announced another new discovery on the west side of the AFZ a further 850m south of K2, a zone now named “Monte Carlo”. The discovery high-grade results of 12.3 g/t Au over 8.05m in NFGC-23-1151 and 13.0 g/t Au over 4.75m in NFGC-23-1145 were found to be hosted by an east-west striking brittle fault zone that is associated with continuous quartz veining and gold mineralization and at the time, had been intersected over a strike length of 150m.

Targeted follow-up drilling has since intersected multiple high-grade gold intervals including 91.9 g/t Au over 2.00m in NFGC-23-1690, 23.5 g/t Au over 2.05m and 18.9 g/t Au over 2.70m in NFGC-23-1683, and 14.9 g/t Au over 2.80m in NFGC-22-1045 (all reported on October 11, 2023) and expanded the strike length to 520m and the depth extent to 160m vertical.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Exploration continues at Monte Carlo with a focus on expanding the highest-grade segment of the fault down dip, which currently remains open.

The Company’s ongoing systematic grid drilling program working on the east side of the AFZ also intersected a new zone of veining grading 36.7 g/t Au over 3.70m in NFGC-22-888 and 28.7 g/t Au over 2.30m in NFGC-22-930 (both reported on May 10, 2023). This zone is named “Everest” and is located 1.5km northeast of Lotto. Mineralization is spatially associated with a shear zone and is within close proximity to the AFZ.

Drilling is ongoing at both K2 and Monte Carlo to expand these discoveries both along strike and to depth.

2023 assay results have been reported in press release dated January 10, 2023, May 10, 2023, August 28, 2023, and October 11, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Monte Carlo, K2/ Zone 36 and Everest drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Sb (%)	Zone
NFGC-22-1025[2]	10.95	21.05	10.10	2.67		Monte Carlo
And[3]	50.90	59.85	8.95	2.25
NFGC-22-1045[2]	32.35	35.15	2.80	14.91		Monte Carlo
Including	32.35	34.30	1.95	19.13
NFGC-22-1070[3]	13.00	28.25	15.25	1.66		Monte Carlo
NFGC-23-1135[1]	49.30	55.55	6.25	7.49		Monte Carlo
Including	49.30	49.65	0.35	40.00
Including	54.30	55.05	0.75	33.00
NFGC-23-1145[1]	61.80	66.55	4.75	13.04		Monte Carlo
Including	61.80	62.35	0.55	79.90
Including	64.15	64.55	0.40	20.10
NFGC-23-1151[1]	63.25	71.30	8.05	12.28		Monte Carlo
Including	65.00	65.60	0.60	51.30
Including	67.70	68.10	0.40	111.00
NFGC-23-1683[1]	36.20	38.25	2.05	23.52		Monte Carlo
Including	36.20	36.75	0.55	80.95
And[1]	51.55	54.25	2.70	18.85
Including	52.00	52.35	0.35	131.10
NFGC-23-1687[1]	103.70	105.85	2.15	18.95		Monte Carlo
Including	104.90	105.40	0.50	77.73
NFGC-23-1690[2]	166.75	168.75	2.00	91.86		Monte Carlo
Including	166.75	167.85	1.10	166.89
NFGC-22-816[2]	271.70	281.20	9.50	3.63		K2
Including	277.30	277.80	0.50	17.15
NFGC-22-827[2]	269.00	273.70	4.70	8.91		K2
Including	269.00	271.30	2.30	13.80
NFGC-22-892[1]	135.25	150.00	14.75	1.88		K2
NFGC-22-898[2]	176.00	187.00	11.00	3.00		K2
Including	182.20	183.00	0.80	14.80
NFGC-22-902[2]	59.00	61.00	2.00	28.58		K2
Including	59.00	60.00	1.00	48.80
NFGC-22-938[1]	45.20	57.10	11.90	1.94		K2
And[4]	93.30	100.60	7.30	2.01

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

And[2]	107.60	118.50	10.90	1.23
NFGC-22-952[2]	187.00	189.00	2.00	197.78		K2
Including	188.20	188.60	0.40	988.70
NFGC-22-959[2]	131.00	135.25	4.25	11.23		K2
Including	131.00	132.50	1.50	12.93
Including	133.20	134.80	1.60	13.45
And[4]	206.95	215.00	8.05	1.09
NFGC-22-986[3]	43.70	62.50	18.80	1.44		K2
And[1]	90.85	100.40	9.55	1.72
NFGC-22-952[2]	187.00	189.00	2.00	197.78		K2
Including	188.20	188.60	0.40	988.70
NFGC-22-1002[1]	132.30	143.90	11.60	1.62		K2
NFGC-22-1013[1]	202.95	209.00	6.05	6.47	<0.01	K2
Including	204.50	205.20	0.70	27.50	<0.01
NFGC-23-1303[1]	22.35	35.30	12.95	4.50	0.95	K2
Including	23.20	24.35	1.15	21.12	1.12
Including	25.00	25.45	0.45	12.05	10.45
NFGC-23-1310[1]	30.00	42.55	12.55	2.32	<0.01
Including	40.85	41.60	0.75	10.10	<0.01
NFGC-23-1315[1]	22.00	35.00	13.00	2.38	<0.01	K2
Including	34.30	35.00	0.70	10.75	<0.01
NFGC-23-1387[1]	19.90	24.95	5.05	6.51	0.02	K2
Including	22.85	23.55	0.70	27.70	0.05
NFGC-23-1391[1]	6.00	9.90	3.90	13.72	0.04	K2
Including	7.50	8.00	0.50	20.60	0.21
Including	8.50	9.90	1.40	26.93	0.02
NFGC-22-888[2]	166.05	169.75	3.70	36.65		Everest
Including	166.05	166.65	0.60	13.00
Including	169.00	169.75	0.75	166.50
NFGC-22-918[4]	161.95	164.70	2.75	18.60		Everest
Including	161.95	162.95	1.00	44.23
NFGC-22-930[3]	104.80	107.10	2.30	28.68		Everest
Including	105.40	105.90	0.50	131.50

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-816	300	-45	291	659185	5429676	K2
NFGC-22-827	300	-45	390	659188	5429731	Everest
NFGC-22-888	300	-45	272	659547	5430506	Everest
NFGC-22-892	300	-45	242	658967	5429766	K2
NFGC-22-898	260	-44	230	658965	5429766	K2
NFGC-22-902	120	-45	218	658970	5429767	K2
NFGC-22-930	300	-45	299	659506	5430530	Everest
NFGC-22-938	359	-47	158	659051	5429922	K2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-22-940	90	-45	135	658986	5429330	Everest
NFGC-22-943	300	-47	221	658359	5429317	Monte Carlo
NFGC-22-952	300	-45	360	659249	5429986	K2
NFGC-22-959	35	-66	293	658934	5429699	K2
NFGC-22-1002	320	-60	194	658974	5429719	K2
NFGC-22-1013	320	-60	317	659000	5429765	K2
NFGC-22-1025	315	-45	182	658278	5429116	Monte Carlo
NFGC-22-1045	120	-45	242	658658	5429190	Monte Carlo
NFGC-22-1070	280	-45	230	658588	5429172	Monte Carlo
NFGC-23-1135	332	-45	185	658657	5429192	Monte Carlo
NFGC-23-1145	5	-42	173	658659	5429192	Monte Carlo
NFGC-23-1147	270	-53	189	659036	5429590	Everest
NFGC-23-1151	300	-45	164	658657	5429196	Monte Carlo
NFGC-23-1303	345	-60	227	658956	5430041	K2
NFGC-23-1310	25	-45	65	658957	5430041	K2
NFGC-23-1315	270	-60	53	658956	5430041	K2
NFGC-23-1387	345	-45	50	658939	5430042	K2
NFGC-23-1391	345	-45	53	658907	5430027	K2
NFGC-23-1683	0	-45	80	658625	5429206	Monte Carlo
NFGC-23-1687	325	-42	146	658632	5429149	Monte Carlo
NFGC-23-1690	25	-45	219	658618	5429078	Monte Carlo

The latest results from the K2/Zone 36, Monte Carlo, and Everest zones are shown in the long sections and plan map below:

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-22-918
16.0 g/t Au / 2.75m
NFGC-22-930
28.7 g/t Au / 2.30m
NFGC-22-888
36.7 g/t Au / 3.70m
EVEREST
NFGC-22-1013
6.47 g/t Au / 6.05m
NFGC-22-827
8.91 g/t Au / 4.70m
APPLETON FAULT ZONE
NFGC-23-1303
4.50 g/t Au / 12.95m
NFGC-22-938
1.94 g/t Au / 11.90m
2.01 g/t Au / 7.30m
1.23 g/t Au / 10.90m
NFGC-23-1391
13.7 g/t Au / 3.90m
NFGC-23-1387
6.51 g/t Au / 5.05m
NFGC-22-952
198 g/t Au / 2.00m
NFGC-23-1292
95.7 g/t Au / 3.25m
OPEN
BLACK SHALE
K2
JACKPOT
NFGC-22-986
1.44 g/t Au / 18.80m
1.72 g/t Au / 9.55m
NFGC-22-898
6.66 g/t Au / 2.00m
1.35 g/t Au / 6.00m
3.00 g/t Au / 11.00m
NFGC-22-902
28.6 g/t Au / 2.00m
NFGC-22-892
1.88 g/t Au / 14.75m
NFGC-23-1423
147 g/t Au / 2.70m
NFGC-22-959
11.2 g/t Au / 4.25m
1.09 g/t Au / 8.05m
NFGC-23-1425
119 g/t Au / 4.10m
NFGC-23-1690
91.9 g/t Au / 2.00m
NFGC-23-1135
7.49 g/t Au / 6.25m
LOTTO NORTH
SHALE
OPEN
NFGC-23-1683
23.5 g/t Au / 2.05m
MONTE CARLO
NFGC-22-953
21.1 g/t Au / 2.15m
NFGC-23-1687
19.0 g/t Au / 2.15m
NFGC-22-1070
1.66 g/t Au / 15.25m
NFGC-22-940
11.1 g/t Au / 3.55m
NFGC-22-895
7.20 g/t Au / 4.55m
5.99 g/t Au / 2.45m
NFGC-23-1151
12.2 g/t Au / 8.05m
NFGC-22-673
152 g/t Au / 3.85m
LOTTO
NFGC-23-1145
13.0 g/t Au / 4.75m
MONTE CARLO PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Mineralization Trend
Current Assays Reported
Previous Assays Reported
Property Boundary
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NFGC-21-201
150 g/t Au / 11.50m
DOME
NFGC-22-1045
14.9 g/t Au / 2.80m
QUEENSWAY NORTH
MONTE CARLO
NFGC-22-844
21.1 g/t Au / 7.65m
NFGC-22-1025
2.67 g/t Au / 10.10m
2.25 g/t Au / 8.95m
NEWFOUND GOLD CORP
0
100
200m

Queensway Project – Dome- Everest plan view map (October 11, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project- K2 inclined 3-D view (looking southeast)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – K2/Zone 36 long section, looking northwest (August 28, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Monte Carlo long section, looking northwest (October 11, 2023)

Golden Joint Drilling

On June 30, 2021, the Company announced the discovery of a new high-grade zone in the footwall of the AFZ approximately 1km north of Keats named the “Golden Joint” with initial highlight intervals of 10.4 g/t Au over 4.85m in NFGC-21-171 and 430 g/t Au over 5.25m in NFGC-21-241. Further assay results were published on September 28, 2021, with a notable intersection in NFGC-21-386 yielding 70.7 g/t Au over 5.25m. On January 19, 2022, the results reported showed the expansion of the Golden Joint Main Zone to a vertical depth of ~305m with drill hole NFGC-21-401 intersecting 98.1g/t Au over 3.85m and a vein-defined strike length of ~250m. Infill drilling results reported on March 24, 2022, identified a domain of significant high-grade in NFGC-21-462 which returned 69.2 g/t Au over 14.15m.

Drilling to date at the Golden Joint Hanging Wall (“HW”) Zone, located immediately east of the Golden Joint Main Zone has extended the zone over a strike length of 185m and to a vertical depth of 150m. Highlight intervals include 64.9 g/t Au over 2.10m and 17.4 g/t Au over 2.45m in NFGC-21-225 reported on September 30, 2021, 33.1 g/t Au over 2.10m in NFGC-21-274 reported on January 6, 2022, 4.96 g/t Au over 6.20m in NFGC-21-187 reported on January 6, 2022 and the latest reported result on March 24, 2022 of 13.4 g/t Au over 2.10m in NFGC-21-264.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The Golden Joint prospect is comprised of two sub-parallel vein systems (Main Zone and HW Zone) and is located between the Keats and Lotto zones. Golden Joint Main Zone, consists of an approximately north-south striking, steeply west-dipping quartz vein and associated brittle fault in the footwall to the AFZ whereas the HW Zone forms a network of stock-work style veining that is largely constrained to a thick bed of greywacke and is more distal to the AFZ. The Golden Joint Main vein carries high-grade gold mineralization and has a vertical depth of 305 m, and a strike length of 250 m. The vein has been intersected at depths as great as 385 m and remains open down-dip.

A drilling program at Golden Joint utilizing a barge drill was recently completed that was designed to test the upper 100m of the Golden Joint Zone that was not reachable from land. This program successfully expanded the Golden Joint Zone to surface and initial results received indicate strong continuity of high-grade gold to surface with the highlight intervals of 66.2 g/t Au over 2.65m and 24.0 g/t Au over 2.10m in NFGC-23-1482 located 14m and 34m below surface respectively and 16.5 g/t Au over 7.40m in NFGC-23-1535 occurring a further 65m below surface (all reported on October 23, 2023).

Several assays are pending from the shallow infill program and Golden Joint is now drill defined from surface down to a vertical depth of 385m, future exploration will focus on expanding mineralization to depth, where it remains open.

2022 assay results have been reported in press release dated January 6, 2022, January 19, 2022, March 24, 2022, and October 23, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Golden Joint drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-264[2]	102.00	104.10	2.10	13.35	HW
NFGC-21-274[3]	164.65	166.75	2.10	33.10	HW
NFGC-21-386[1]	424.75	430.00	5.25	70.65	Main
NFGC-21-401[3]	450.15	454.00	3.85	98.13	Main
NFGC-21-462[3]	325.75	339.90	14.15	69.15	Main
Including	325.75	330.70	4.95	40.36	Main
Including	326.30	327.25	0.95	182.50
And including	333.30	339.90	6.60	117.85
Including	333.30	334.25	0.95	96.10
Including	335.85	337.15	1.30	190.63
Including	338.00	339.90	1.90	228.03
NFGC-23-1123[2]	150.55	152.70	2.15	26.55	Main
Including	150.55	150.85	0.30	190.24
NFGC-23-1482[1]	15.90	18.00	2.10	24.01	Main
Including	17.00	17.35	0.35	140.00
And[1]	44.70	47.35	2.65	66.16
Including	45.95	46.80	0.85	194.00
NFGC-23-1528[2]	86.70	98.70	12.00	2.46	Main
Including	86.70	87.60	0.90	23.90
NFGC-23-1535[3]	116.50	123.90	7.40	16.54	Main
Including	116.50	117.10	0.60	165.13
Including	122.15	122.75	0.60	13.09
Including	123.50	123.90	0.40	29.08
NFGC-23-1549[2]	41.85	50.00	8.15	3.98	Main
Including	45.00	46.15	1.15	17.10
NFGC-23-1585[3]	85.95	88.60	2.65	67.48	Main
Including	85.95	87.60	1.65	107.98

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-23-1597[2]	170.05	172.20	2.15	21.85	Main
Including	170.05	171.70	1.65	28.37

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-264	297	-45	438	658595	5428386	Golden Joint
NFGC-21-274	294	-49	552	658616	5428373	Golden Joint
NFGC-21-386	298.5	-46.5	582	658634	5428306	Golden Joint
NFGC-21-401	298.5	-46.5	492	658613	5428319	Golden Joint
NFGC-21-462	298	-47.5	486	658590	5428331	Golden Joint
NFGC-23-1123	32	-45	240	658352	5428137	Golden Joint
NFGC-23-1482	150	-66	92	658404	5428351	Golden Joint
NFGC-23-1528	122	-51	107	658364	5428357	Golden Joint
NFGC-23-1535	88	-60	149	658361	5428358	Golden Joint
NFGC-23-1549	84	-45	62	658396	5428325	Golden Joint
NFGC-23-1585	355	-44	189	658504	5428381	Golden Joint
NFGC-23-1597	280	-48	225	658504	5428381	Golden Joint

The latest results from the Golden Joint prospect are shown in the long section, plan map and cross-section below:

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-22-788
16.1 g/t Au / 5.30m
BLACK SHALE
NFGC-22-690
37.4 g/t Au / 2.10m
APPLETON FAULT ZONE
NFGC-22-646
4.72 g/t Au / 8.50m
NFGC-23-1145
13.0 g/t Au / 4.75m
LOTTO NORTH
NFGC-23-1151
12.2 g/t Au / 8.05m
MONTE CARLO
NFGC-22-673
8.29 g/t Au / 2.05m
152 g/t Au / 3.85m
7.92 g/t Au / 2.90m
NFGC-22-552
89.5 g/t Au / 2.00m
LOTTO
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-201
19.1 g/t Au / 2.60m
143.4 g/t Au / 11.75m
NFGC-19-03
38.0 g/t Au / 2.60m
DOME
NFGC-22-844
21.1 g/t Au / 7.65m
SHALE
GREYWACKE
GOLDEN JOINT
NFGC-23-1597
21.9 g/t Au / 2.15m
NFGC-20-71
35.4 g/t Au / 2.70m
9.06 g/t Au / 2.95m
NFGC-21-386
68.3 g/t Au / 4.35m
NFGC-23-1528
2.46 g/t Au / 12.00m
ROAD
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
NFGC-23-1585
67.5 g/t Au / 2.65m
GOLDEN JOINT – LOTTO NORTH PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Au Grade (g/t)
0.5 – 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NFGC-21-241
430 g/t Au / 5.25m
NFGC-23-1482
24.0 g/t Au / 2.10m
66.2 g/t Au / 2.65m
NFGC-21-181
19.3 g/t Au / 2.15m
11.0 g/t Au / 2.60m
NFGC-23-1535
16.5 g/t Au / 7.40m
NFGC-23-1123
26.6 g/t Au / 2.15m
QUEENSWAY NORTH
GOLDEN JOINT
NFGC-23-1285
21.7 g/t Au / 4.45m
NEWFOUND GOLD CORP
ICEBERG EAST
NFGC-23-1380
29.4 g/t Au / 7.75m
N
0
100
200m

Queensway Project – Golden Joint – Lotto North plan map (October 23, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-23-1597
21.9 g/t Au / 2.15m
NFGC-23-1482
24.0 g/t Au / 2.10m
66.2 g/t Au / 2.65m
NFGC-22-766
50.3 g/t Au / 2.45m
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-23-1123
26.6 g/t Au / 2.15m
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
NFGC-20-66
1.76 g/t Au / 8.95m
NFGC-19-03
38.0 g/t Au / 2.60m
NFGC-22-673
152 g/t Au / 3.85m
NFGC-21-201
19.1 g/t Au / 2.60m
143 g/t Au / 11.75m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-311
76.8 g/t Au / 2.80m
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-646
4.72 g/t Au / 8.50m
A
A'
OPEN
NFGC-23-1585
67.5 g/t Au / 2.65m
NFGC-23-1535
16.5 g/t Au / 7.40m
NFGC-23-1549
3.98 g/t Au / 8.15m
NFGC-23-1528
2.46 g/t Au / 12.00m
OPEN
OPEN
0
400
800
1200
1600
GOLDEN JOINT - DOME - LOTTO LONG SECTION MAP
GROUSE
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
ICEBERG/KEATS NORTH
GOLDEN JOINT
DOME
LOTTO
LOTTO NORTH
JACKPOT
EVEREST
6km

Queensway Project – Golden Joint – Lotto North long section, looking northwest (October 23, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

B
NW
NFGC-21-255
NFGC-22-723
NFGC-22-650
NFGC-22-716
NFGC-21-171
NFGC-21-181
NFGC-21-187
NFGC-21-462
NFGC-21-326
NFGC-21-401
NFGC-21-386
NFGC-21-414
APPLETON FAULT ZONE
NFGC-21-181
18.0 g/t Au / 2.00m
NFGC-21-181
5.55 g/t Au / 5.95m
NFGC-21-187
4.96 g/t Au / 6.20m
5.37 g/t Au / 2.00m
BLACK SHALE
GOLDEN JOINT HW
SHALE
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
SHEAR ZONE
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-386
68.3 g/t Au / 4.35m
GOLDEN JOINT
GREYWACKE
GJ CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Mafic Dyke
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B'
0
50
100 m
NEWFOUND GOLD CORP
0
100
200
300
400
500
600
700

Queensway Project – Golden Joint cross-section, +/- 12.5m, looking northeast (February 16, 2023)

TCH, Knob (Rocket Vein) and Grouse

The Trans-Canada Highway (TCH) prospect is located between Cokes and Knob.

On January 18, 2023, the Company announced results from its drilling at the TCH prospect where systematic reconnaissance grid drilling south of the Trans-Canada highway along the eastern side of the AFZ identified a new gold-bearing zone called “TCH (Trans Canada Highway)” with intercepts of 79.6 g/t Au over 2.00m in NFGC-22-863, 10.5 g/t Au over 2.45m in NFGC-22-642 and 1.02 g/t Au over 10.70m in NFGC-22-703. This structure is located in the footwall to the AFZ and has been intersected over a strike length of 190m and down to a vertical depth of 300m.

At the TCH prospect, mineralization has been identified in structures located in both the hangingwall (TCW) and footwall (TCH) of the AFZ. Epizonal-style veining is associated with significant brittle faulting and silicification in the siltstones. Follow-up exploration drilling is planned in this region in search of Keats West-like structures west of the AFZ.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Also announced on January 18, 2023, were results from targeted drilling at the Knob prospect which identified a new vein now called “Rocket” located 100m to the northeast. The highlight interval of 12.6 g/t Au over 4.45m in NFGC-22-704 was intersected at a vertical depth of 65m. Subsequent follow-up drilling expanded on this discovery intersecting 49.5 g/t Au over 2.30m in NFGC-22-704 48m along strike (reported on June 20, 2023).

Further north, exploration at Knob-Quarry, targeting a series of approximately east-west striking structures similar in orientation to the KBFZ identified significant gold mineralization hosted in and around the greywacke, a coarser-grained sedimentary rock that occurs at Queensway interbedded with the shales and adjacent to the AFZ, with highlight interval NFGC-22-906 returning 20.2 g/t Au over 3.35m (reported on June 20, 2023). This interval is located 150m from the surface and 250m east of the AFZ.

The Knob zone is a historical discovery with mineralization hosted within an east-west striking structure largely constrained to greywacke which has been traced over a strike length of 160m and has seen minimal modern-day drilling. Limited drilling has been completed in the Knob prospect area due to access issues and other drilling priorities. No immediate follow-up work is scheduled at this time and is pending suitable access.

On September 20, 2023, the Company announced the results of a first pass program at the Grouse Zone located 2km south of Keats, a historic showing discovered by trenching and tested by limited drilling in the early 2000s. This initial program identified significant gold mineralization akin to the Knob Zone consisting of massive to stockwork-style quartz veins developed within and around a thick bed of greywacke hosted by an east-west striking fault zone located 300m east of the AFZ. Highlight intervals of this program include 3.56 g/t Au over 4.90m in NFGC-22-1005, 1.34 g/t Au over 9.70m in NFGC-22-1047 and 2.32 g/t Au over 5.55m in NFGC-22-1053, along with the presence of visible gold and several additional significant intervals. Mineralization has been identified over an area 100m along strike, starting near surface and reaching a depth of 80m.

The Grouse Zone is now the southernmost gold zone drilled at Queensway North. Measuring from Grouse north to the Everest Zone spans 6.1km of strike where high-grade gold mineralization has been identified through near-surface drilling, indicating that the gold mineralization footprint of the AFZ continues a full 2.7km south of Keats.

2022 and 2023 assay results have been reported in press releases February 24, 2022, January 18, 2023, and September 20, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from TCH and Rocket (Knob) drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-642[2]	303.45	305.90	2.45	10.45	TCH
Including	303.80	304.35	0.55	14.46
Including	305.40	305.90	0.50	32.43
NFGC-22-703[4]	183.00	193.70	10.70	1.02	TCH
NFGC-22-863[4]	427.10	429.10	2.00	79.62	TCH
Including	427.10	427.80	0.70	226.46
NFGC-22-704[1]	86.60	91.05	4.45	12.63	Knob (Rocket Vein)
Including	88.00	88.45	0.45	118.50
NFGC-22-906[4]	192.95	196.30	3.35	20.15	Quarry
Including	192.95	193.25	0.30	215.00
NFGC-22-950[1]	23.50	25.80	2.30	49.45	Knob (Rocket Vein)
Including	24.90	25.40	0.50	227.00
NFGC-22-1005[1]	16.60	21.50	4.90	3.56	Grouse
Including	18.25	18.80	0.55	17.41

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

And[3]	43.85	45.85	2.00	8.51
Including	43.85	44.85	1.00	17.01
And[3]	50.40	52.60	2.20	6.77
Including	51.20	51.75	0.55	19.14
NFGC-22-1047[3]	61.35	71.05	9.70	1.34	Grouse
NFGC-22-1053[4]	74.60	76.90	2.30	2.74	Grouse
And[1]	89.20	94.75	5.55	2.32
And[4]	136.10	138.10	2.00	2.67

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-642	300	-45	500	657636	5426511	TCH
NFGC-22-703	300	-45	284	657594	5426495	TCH
NFGC-22-704	100	-50	107	657192	5425868	Rocket
NFGC-22-863	300	-45	472	657573	5426335	TCH
NFGC-22-906	165	-45	335	657285	5425980	Knob
NFGC-22-950	120	-45	185	657218	5425818	Knob
NFGC-22-1005	200	-45	128	656814	5425185	Grouse
NFGC-22-1047	204	-42	125	656836	5425243	Grouse
NFGC-22-1053	230	-45	143	656835	5425243	Grouse

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The latest results from the TCH, Knob (Rocket Vein) and Grouse are shown the plan map below:

NFGC-21-421
4.49 g/t Au / 3.55m
7.85 g/t Au / 4.85m
NFGC-22-845
4.59 g/t Au / 14.90m
421
NFGC-23-1130
17.8 g/t Au / 8.30m
KEATS MAIN S. EXT.
NFGC-22-550
45.1 g/t Au / 2.25m
TCW
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
NFGC-22-642
10.5 g/t Au / 2.45m
2.00 g/t Au / 2.15m
1.01 g/t Au / 2.00m
TCH
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-22-703
1.02 g/t Au / 10.70m
NFGC-22-704
12.6 g/t Au / 4.45m
BULLET
NFGC-22-906
20.2 g/t Au / 3.35m
ROCKET
NFGC-22-950
49.5 g/t Au / 2.30m
NFGC-21-142
5.12 g/t Au / 5.00m
KNOB
APPLETON FAULT ZONE
NFGC-21-159
8.78 g/t Au / 2.00m
GROUSE
NFGC-22-1047
1.34 g/t Au / 9.70m
NFGC-22-1005
3.56 g/t Au / 4.90m
8.51 g/t Au / 2.00m
6.77 g/t Au / 2.20m
NFGC-22-1053
2.74 g/t Au / 2.30m
2.32 g/t Au / 5.55m
2.67 g/t Au / 2.00m
AFZ SOUTH PLAN MAP
Deformation Zone
Fault
Au Vein Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Property Boundary
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
GROUSE
NEWFOUND GOLD CORP
0
100
200m

Queensway Project – Knob – Keats Main South plan map (September 20, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

JBP Drilling

On March 9, 2022, the Company announced results from reconnaissance diamond drilling designed to test for epizonal style high-grade gold mineralization along the JBPFZ. This initial phase of drilling focused on a +3.5km segment of the JBPFZ encompassing 1744 and Pocket Pond target areas following up on historic drill results, high-grade float samples and Au-in-till anomalies as well as testing new conceptual targets. This program to date has produced a number of salient results including 31.9 g/t Au over 2.05m in NFGC-21-180 at 1744 and 25.4 g/t Au over 2.25m in NFGC-21-304 at Pocket Pond.

Further work is needed to define mineralization at 1744, but preliminary interpretation suggest that gold may be hosted in two subparallel zones that dip steeply toward the northwest; these zones consist of discrete domains of brittle deformation associated with folding within a green siltstone unit. Gold is hosted in irregular massive to vuggy stylolitic veins with trace pyrite, chalcopyrite, arsenopyrite and boulangerite and has the same NH4 muscovite alteration signature seen elsewhere along the AFZ.

At Pocket Pond, drilling has identified mineralization like that seen in the 1744 area, characteristic of the JBP structural trend of epizonal-style, with irregular stylolitic massive to vuggy veins that are spatially associated with brittle faulting and folding in a green siltstone unit Continuity of grade has been difficult to establish; preliminary interpretation suggests that some of the Pocket Pond veins may dip steeply to the northwest.

Continued exploration drilling is planned for the JBPFZ in 2023 to expand on these discoveries in addition to test several unexplored targets along this trend.

2022 assay results have been reported in press release on March 9, 2022, found through SEDAR+.

Highlighted assay values and drill hole locations from the JBP drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-180[1]	32.00	34.05	2.05	31.88	1744
NFGC-21-195[1]	283.70	286.50	2.80	16.66	1744
NFGC-21-202[1]	145.85	147.90	2.05	17.10	1744
NFGC-21-207[2]	60.00	66.00	6.00	8.66	1744
Including	63.55	66.00	2.45	19.66
NFGC-21-230[2]	87.00	89.00	2.00	8.92	Pocket Pond
NFGC-21-245[2]	152.60	154.80	2.20	7.26	Pocket Pond
NFGC-21-304[2]	81.60	83.85	2.25	25.40	Pocket Pond
And	90.50	96.35	5.85	5.46
Including	90.50	93.85	3.35	8.94

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 20% to 70% of reported intervals.2 True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-180	300	-45	245	665204	5430850	1744
NFGC-21-195	300	-45	304	665267	5430870	1744
NFGC-21-202	300	-45	245	665190	5430887	1744
NFGC-21-207	299	-45.5	341	665232	5430862	1744
NFGC-21-230	119	-45.5	182	663403	5428873	Pocket Pond
NFGC-21-245	120	-45	251	663365	5428880	Pocket Pond
NFGC-21-304	121	-45.5	182	663432	5428898	Pocket Pond

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The latest results from the JBPFZ covering both 1744 and Pocket Pond target areas are shown in the long sections and plan maps below:

A
SW
A'
NE
NFGC-21-207
19.7 g/t Au / 2.45m
NFGC-21-195
16.7 g/t Au / 2.80m
NFGC-21-180
31.9 g/t Au / 2.05m
NFGC-21-202
17.1 g/t Au / 2.05m
NFGC-19-05
3.91 g/t Au / 6.00m
NFGC-21-452
5.06 g/t Au / 2.70m
OPEN
OPEN
1744 LONG SECTION MAP
Drilled Area Au Intercept
Drilled Area No Significant Value
Overburden
POCKET POND
GLASS
1744
700m
5km

Queensway Project – 1744 long section, looking northwest (February 16, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-21-202
17.1 g/t Au / 2.05m
3.44 g/t Au / 2.00m
1.36 g/t Au / 2.70m
1744
NFGC-21-195
16.4 g/t Au / 2.80m
NFGC-21-180
31.9 g/t Au / 2.05m
1.03 g/t Au / 2.30m
1.17 g/t Au / 2.90m
GLASS
H-POND
1744 PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Historical Collar
NFGC Collar with Assays Received by Effective Date
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
1744
Appleton Fault Zone
JBP Fault Zone
NEWFOUND GOLD CORP
0
100
200m

Queensway Project – 1744 plan map (February 16, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-21-304
21.7 g/t Au / 2.65m
6.04 g/t Au / 3.25m
NFGC-21-321
5.69 g/t Au / 4.35m
NFGC-21-357
9.25 g/t Au / 2.05m
NFGC-21-230
8.92 g/t Au / 2.00m
NFGC-21-245
7.26 g/t Au / 2.20m
A
SW
A'
NE
OPEN
OPEN
POCKET POND LONG SECTION
POCKET POND
GLASS
1744
700m
5km

Queensway Project – Pocket Pond long section, looking northwest (February 16, 2023)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Queensway Project – Pocket Pond plan map (February 16, 2023)

Queensway North – 3-D Seismic Program

On March 7, 2023, the Company announced the commencement of a 3-D seismic survey being conducted by HiSeis, an Australian based leader in 3-D seismic technology, responsible for conducting similar surveys at numerous projects globally for the mining sector, including at Agnico Eagle’s Fosterville Mine. This is the first survey of its kind to be conducted on the island of Newfoundland and one of the first in North America. Its implementation will not only aid in the geologic understanding of the Queensway Project but of the entire central Newfoundland gold belt.

The survey was planned to cover an area 5.8km wide and spanning 8km of strike length along the AFZ and JBPFZ, encompassing known significant mineralized zones such as Keats, Keats West, Iceberg, Golden Joint and Lotto, as well as large areas that remain undrilled. This technology provides high-resolution penetration up to 3km below surface, with coarser resolution to 8km depth.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Drilling completed by the Company to date has primarily focused shallowly on the first 200m from surface and within a 200m window on either side of the AFZ. By collecting seismic data across the known zones, the Company will be able to effectively train a 3D dataset, with the goal of identifying similar looking, prospective zones both outside of this narrow window and at depth.

On August 21, 2023, the Company reported that the seismic program acquisition phase had been completed and the program will move into its final phase of data cleaning, compilation and interpretation. This work is expected to provide deliverables in Q1, 2024. The survey utilized approximately 20,000 energy source points spaced at 12.5m intervals along 260km of source lines, as well as approximately 25,000 geophone receiver stations, generating 3-D seismic data across a 47km2 grid. Source lines were spaced at 100m intervals and perpendicular receiver lines were constructed at 100m interims to optimize resolution from 200-1,000m in depth, with good resolution penetrating to 3,000m.

The details of the seismic program have been reported in press release on March 7, 2023, and June 26, 2023, found through SEDAR+.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Region Covered by the Seismic Survey

Example images of 3-D Seismic Data: Above: Raw seismic reflection data, Below: Modelled and interpreted seismic reflection data

^Note that these images are not data collected at the Queensway Project and are for representation purposes

Regional Exploration – Queensway South

Starting in June 2020, the Company initiated a field reconnaissance program within the QWS mineral licenses. The objective of this program was to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis. This work has continued each field season through to 2023 and has evolved to include soil sampling and trenching. The goal of these field programs has been to aid in the development of drilling targets for testing in an inaugural diamond drill program which began in 2022.

Highlight results from these field activities include the results from the 2020 field program detailed till survey which were reported in August 27, 2020, where the Company had announced it had found a new fertile gold region 45km south of the current QWN drill targets.

The Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4km of strike length. Five other gold in till anomalies have been discovered to date within QWS and warrant follow up exploration including Pauls Pond.

At Pauls Pond, an area located approximately 50km south of the Keats Zone, continued prospecting, till and soil sampling and trenching identified an area with a high concentration of gold anomalies on both sides of the interpreted extension of the AFZ.

In August 2022, a diamond drill was mobilized to the Pauls Pond area to test drill-ready targets generated from the previous field programs, this was the first ever drilling program conducted by NFGC. This program consisted of 7,255m drilled in 33 holes over 7 target areas including Aztec, Bernards Pond, Devil’s Trench, Eastern Pond, Goose, Greenwood, and Paul’s Pond.

Twenty-seven of thirty-three drill holes hit significant gold mineralization while ten drill holes contained visible gold across four target areas in this initial drill program. Several new discoveries were made along an 18.5km corridor that were prioritized due to the amount of gold found in the surficial environment; specific targets tested occur on both sides of the AFZ and exhibit a combination of favourable characteristics including elevated Au-in-grab, till and soil samples.

At Pauls Pond, seventeen drillholes were completed leading to three new discoveries: “Astronaut”, “Nova” and “Nebula” as well as the expansion of the historic “Goose” zone. Astronaut and Nova are parallel structures located west of the AFZ that have been traced over 1,600m and 250m of strike length, respectively. At Astronaut and Nova, eight out of nine holes drilled contained visible gold, including highlight interval of 19.0 g/t Au over 3.15m in NFGC-QS-22-20. The Company believes these two zones connect through to the Goose zone, which if confirmed would expand this mineralized corridor to 2.5km in strike length.

Nebula, the third discovery in the Pauls Pond area, is located on the east side of the AFZ and drill testing of a prominent Au-in-soil anomaly with two holes identified significant mineralization that is associated with a near-surface shear zone that returned an initial highlight result of 3.70 g/t Au over 4.30m in NFGC-QS-22-25.

On the east side of the AFZ drill testing of two trenched Au-in soil and till anomalies led to two new discoveries, “Devils Pond” and “Devils Pond South”. These zones are located 12km apart and all drillholes at both targets intersected broad domains of highly anomalous gold including highlight intervals of 0.47 g/t Au over 8.00m and 0.37 g/t Au over 28.00m in NFGC-QS-22-15 at Devils Pond and 1.01 g/t Au over 8.80m in NFGC-QS-22-30 at Devils Pond South.

On July 26, 2023, the Company announced the commencement of a Phase II diamond drilling program consisting of approximately 10,000m to follow up on results of its inaugural 2022 program and test new targets along an 18.5km long stretch of the AFZ at QWS.

2023 assay results have been reported in press releases on May 25, 2023, and July 26, 2023, found through SEDAR+.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Highlighted assay values and drill hole locations from the Queensway South drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-QS-22-18	183.00	190.10	7.10	2.13	Astronaut
Including*	186.00	189.70	3.70	3.85
NFGC-QS-22-19	197.00	207.00	10.00	1.03	Astronaut
Including*	199.90	201.95	2.05	4.29
Including^	199.90	200.55	0.65	11.47
NFGC-QS-22-20	227.45	232.30	4.85	12.35	Astronaut
Including*	227.45	230.60	3.15	18.95
Including^	229.10	229.85	0.75	72.60
NFGC-QS-22-21	37.00	52.20	15.20	0.81	Nova
Including*	37.00	46.50	9.50	1.09
NFGC-QS-22-22	206.15	209.70	3.55	5.17	Astronaut
Including*	207.30	209.30	2.00	8.88
Including^	208.30	209.30	1.00	14.69
NFGC-QS-22-25*	18.55	22.85	4.30	3.70	Nebula
Including	18.55	21.60	3.05	4.92
Including	22.25	22.85	0.60	1.29
NFGC-QS-22-30	70.00	78.80	8.80	1.01	Devils Pond South
Including*	72.00	78.80	6.80	1.17

At Queensway South, host structures are interpreted to be steeply dipping and true widths are unknown at this time, additional drilling is required to assess the true width of intersected vein structures. Composite intervals reported carry a minimum weighted average of 0.25 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 1 g/t Au. *Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. ^Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-QS-22-18	125	-45	335	636772	5391456	Pauls Pond
NFGC-QS-22-19	125	-45	290	636528	5391234	Pauls Pond
NFGC-QS-22-20	125	-45	383	636731	5391485	Pauls Pond
NFGC-QS-22-21	125	-45	275	636434	5391138	Pauls Pond
NFGC-QS-22-22	125	-45	272	636333	5391070	Pauls Pond
NFGC-QS-22-25	135	-45	218	638312	5392358	Pauls Pond
NFGC-QS-22-30	115	-45	101	634043	5385020	Devils Pond South

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

LOTTO
GOLDEN JOINT
KEATS WEST
KEATS
ICEBERG
1744
H POND
POCKET POND
Gander
Gander Lake
APPLETON FAULT
JBP FAULT
JOE'S FEEDER
DOG BAY LINE
PAUL'S POND
GREENWOOD POND
EASTERN POND
APPLETON FAULT
GRUB LINE
QUEENSWAY PROJECT
Town
Transmission Line
Trans-Canada Highway
Regional Fault Zone
Major Fault Zone
Queensway North
Queensway South
Rock Sample (Au g/t)
0.1 - 0.5
0.5 - 3
3 - 10
>10
Till Sample
(Pristine Au Grain Count)
1 - 5
5 - 20
20 - 50
>50
NEWFOUND GOLD CORP
0 5 10 20km

Queensway Project: Gold occurrences in rocks and tills and major prospects

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFGC-QS-22-15
0.47 g/t Au over 8.00m
0.37 g/t Au over 28.00m
DEVILS POND
4 HOLES
NFGC-QS-22-25
4.92 g/t Au over 3.05m
NFGC-QS-22-20
19.0 g/t Au / 3.15m (VG)
FIGURE 4
NEBULA
2 HOLES
ASTRONAUT
6 HOLES
PAULS POND
NOVA
4 HOLES
DAVIDSVILLE BOUNDARY
GOOSE
5 HOLES
NFGC-QS-22-27
0.67 g/t Au /10.35m
AZTEC
8 HOLES
NFGC-QS-22-05
(VG)
APPLETON FAULT ZONE
MINERALIZED UNIT PROSPECTIVE ALONG 12KM+ STRIKE
JBP FAULT ZONE
DEVILS POND SOUTH
3 HOLES
NFGC-QS-22-28
(VG)
NFGC-QS-22-30
1.01 g/t Au / 8.80m
EASTERN POND
1 HOLE
QWS PLAN MAP
DDH Collars
Gold Showings
Major Fault
Property Boundary
DAVIDSVILLE GROUP
Mafic Siltstone; Gabbro and Diorite
Graphitic Shale
Conglomerate & Greywacke
Siltstone & Greywacke
INDIAN ISLANDS GROUP
BOTWOOD GROUP
GANDER RIVER ULTRAMAFIC BELT
Appleton Fault Zone
JBP Fault Zone
PAULS POND
NEWFOUND GOLD CORP
N
0
1000
2000m

Regional drill targets at QWS

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

OPEN ALONG 1600M STRIKE
NFGC-QS-22-25
3.70 g/t Au over 4.30m
NEBULA
NFGC-QS-22-24
1.14 g/t Au / 2.45m
OPEN
OPEN
OPEN
Grab Samples
13.60 g/t Au
14.78 g/t Au
NFGC-QS-22-12
1.62 g/t Au / 2.00m
1.05 g/t Au / 2.85m
ASTRONAUT
NFGC-QS-22-20
19.0 g/t Au / 3.15m
Inc. 72.60 g/t Au / 0.75m
NFGC-QS-22-18
2.13 g/t Au / 7.10m
Inc. 3.85 g/t Au / 3.70m
NOVA
NFGC-QS-22-19
1.03 g/t Au / 10.00m
Inc. 4.29 g/t Au / 2.05m
^Inc. 11.47 g/t Au / 0.65m
NFGC-QS-22-21
1.09 g/t Au / 9.50m
NFGC-QS-22-22
5.17 g/t Au / 3.55m
Inc. 8.88 g/t Au / 2.00m
^Inc. 14.7 g/t Au / 1.00m
OPEN
OPEN
MINERALIZED UNIT PROSPECTIVE ALONG 12KM+ STRIKE
Grab Sample
29.62 g/t Au
APPLETON FAULT ZONE
NFGC-QS-22-27
0.67 g/t Au / 10.35m
Inc. 1.23 g/t Au / 2.10m
Inc. 1.32 g/t Au / 2.65m
OPEN
Grab Sample
17.55 g/t Au
GOOSE
OPEN
PAULS POND PLAN MAP
Drill Core Samples
Au Final ppm
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
>10.0
DDH Collars
Mineralized Zones
Inferred Mineralized Zones
Major Fault
Grab Samples
Au Final ppm
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
>10.0
Mafic Siltstone; Gabbro and Diorite
Graphitic Shale
Conglomerate & Greywacke
Siltstone & Greywacke
PAULS POND
NEWFOUND GOLD CORP
0
250
500m

Goose – Nebula plan view map

Regional Exploration – VOA Option

In November 2022, the Company entered into an option agreement which gained approximately 6.1km of strike on the AFZ. Beginning in early 2023 a regional exploration program was launched which involved first-pass soil sampling, mapping and prospecting with the intention of identifying drill-targets for testing in Q3 2023.

Sampling, Sub-sampling and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Lucky Strike Project, Ontario

On May 25, 2023, the Company disposed of its 100% interest in the Lucky Strike project near Kirkland Lake, Ontario comprising 11,684 hectares to Kirkland Lake Discoveries Corp. (TSXV: KLDC) for total non-cash consideration comprised of 28,612,500 common shares and 1.0% net smelter return royalty on future production from the mineral claims. The investment represents 32.29% of the issued and outstanding common shares of Kirkland Lake Discoveries Corp. NFG exercised its right to nominate two additional directors to the board of directors of Kirkland Lake Discoveries Corp. and the companies have a director and officer in common, being Denis Laviolette, Director and President.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at September 30, 2023 and December 31, 2022:

	Newfoundland
Nine months ended September 30, 2023	Queensway $	Other $	Ontario $	Total $
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Acquisition costs	8,034	-	-	8,034
Claim staking and license renewal costs	5,365	-	-	5,365
Disposals
Disposal of exploration and evaluation assets	-	-	(264,000)	(264,000)
Impairment of exploration and evaluation assets	-	-	(8,000)	(8,000)
Balance as at September 30, 2023	8,630,092	47,916	-	8,678,008

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	11,652,871	14,401	-	11,667,272
Drilling	32,427,943	-	-	32,427,943
Environmental studies	1,004,980	-	-	1,004,980
Geochemistry	641,513	-	-	641,513
Geophysics	639,268	-	-	639,268
Imagery and mapping	491,554	6,854	-	498,408
Metallurgy	792,495	-	-	792,495
Office and general	644,792	-	144	644,936
Optimization studies	86,053	-	-	86,053
Permitting	212,731	-	-	212,731
Property taxes, mining leases and rent	127,560	-	5,040	132,600
Reclamation	1,686,212	-	-	1,686,212
Salaries and consulting	9,854,749	10,103	13,850	9,878,702
Seismic survey	7,515,148	-	-	7,515,148
Supplies and equipment	3,846,967	-	480	3,847,447
Technical reports	55,025	-	-	55,025
Travel and accommodations	1,157,388	309	155	1,157,852
Trenching	710,003	-	-	710,003
Exploration cost recovery	(45,450)	-	-	(45,450)
	73,501,802	31,667	19,669	73,553,138
Cumulative exploration expense – September 30, 2023	194,804,120	571,665	3,447,703	198,823,488

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

	Newfoundland
Nine months ended September 30, 2022	Queensway $	Other $	Ontario $	Total $
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Claim staking and license renewal cost	2,499	120	400	3,019
Balance at September 30, 2022	8,238,680	17,820	272,000	8,528,500

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	7,285,954	4,994	233,314	7,524,262
Drilling	25,705,255	1,081,599	449,063	27,235,917
Environmental studies	284,644	-	-	284,644
Geochemistry	32,541	-	-	32,541
Geophysics	1,388,844	-	177,916	1,566,760
Imagery and mapping	67,830	-	-	67,830
Office and general	345,429	50	4,004	349,483
Property taxes, mining leases and rent	70,807	-	2,227	73,034
Petrography	9,372	-	-	9,372
Reclamation	280,050	-	-	280,050
Salaries and consulting	7,325,725	16,900	134,329	7,476,954
Supplies and equipment	3,934,174	67,853	27,565	4,029,592
Technical reports	385,786	-	9,567	395,353
Travel and accommodations	988,035	245	8,953	997,233
Exploration cost recovery	(60,000)	-	-	(60,000)
	48,044,446	1,171,641	1,046,938	50,263,025
Cumulative exploration expense – September 30, 2022	99,484,403	1,231,287	3,397,139	104,112,829

Overall Performance and Results of Operations

Total assets decreased to $58,372,521 at September 30, 2023, from $110,687,512 at December 31, 2022, primarily as a result of a decrease in cash of $56,198,301 and investments of $3,848,108, partially offset by an increase in investment in Kirkland Lake Discoveries Corp. of $4,197,034 and increases in secured notes of $2,474,800 and sales taxes recoverable of $554,088. The most significant assets at September 30, 2023 were cash of $25,966,972 (December 31, 2022: $82,165,273), investments of $3,653,047 (December 31, 2022: $7,501,155), sales taxes recoverable of $3,698,376 (December 31, 2022: $3,144,288), exploration and evaluation assets of $8,678,008 (December 31, 2022: $8,936,609), investment in Kirkland Lake Discoveries Corp. of $4,197,034 (December 31, 2022: $Nil), property and equipment of $7,656,495 (December 31, 2022: $7,267,014) and secured notes of $2,474,800 (December 31, 2022: $Nil). Cash decreased by $56,198,301 during the nine months ended September 30, 2023 primarily as a result of cash used in operating activities of $74,659,821 and purchases of secured notes of $2,464,000 and property and equipment of $1,246,559, partially offset by gross proceeds from the issuance of common shares through the Company’s ATM prospectus offering of $22,980,338, net of share issue costs of $540,123.

Nine months ended September 30, 2023 and 2022

During the nine months ended September 30, 2023, loss from operating activities increased by $23,043,295 to $81,072,107 compared to $58,028,812 for the nine months ended September 30, 2022. The increase in loss from operating activities is largely due to:

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

-	An increase of $23,290,113 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $73,553,138 for the nine months ended September 30, 2023 compared to $50,263,025 for the nine months ended September 30, 2022. The Company continued its 500,000 meter diamond drilling program completing approximately 161,595 meters of drilling in 795 holes, completed a 3D seismic survey program, commenced a trenching program of the Keats Main zone to examine bedrock surface geology and incurred higher costs in connection with the Company’s increase in exploration activity at its Queensway Project during the nine months ended September 30, 2023 compared to completing approximately 140,933 meters of drilling in 493 holes during the nine months ended September 30, 2022.

Other items

For the nine months ended September 30, 2023, other income was $21,725,641 compared to other expenses of $7,301,889 for the nine months ended September 30, 2022. The $29,027,530 change is largely due to:

-	An increase of $7,158,463 in settlement of flow-through share premium. Settlement of flow-through share premium was $19,644,699 for the nine months ended September 30, 2023 compared to $12,486,236 for the nine months ended September 30, 2022. The Company incurred $69,750,091 of qualifying Canadian exploration expenses and derecognized $19,644,699 of its flow-through share premium liability during the nine months ended September 30, 2023.

-	An increase of $4,217,935 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $4,217,935 for the nine months ended September 30, 2023 compared to $Nil for the nine months ended September 30, 2022. The increase is due to the sale of the Lucky Strike project for total non-cash consideration having a fair value of $4,657,482 consisting of 28,612,500 common shares of Kirkland Lake Discoveries Corp. and a 1.0% net smelter return royalty on future production from the mineral claims. The Company recognized $175,547 of professional fees in connection with the transaction and derecognized the Lucky Strike project at its carrying value of $264,000 during the nine months ended September 30, 2023.

-	An increase of $1,538,021 in interest income. Interest income was $2,218,248 for the nine months ended September 30, 2023 compared to $680,227 for the nine months ended September 30, 2022. The increase is due to higher interest rates paid on the Company’s interest-bearing cash balances during the nine months ended September 30, 2023 compared to lower interest rates paid on the Company’s interest-bearing cash balances during the nine months ended September 30, 2022.

-	A decrease of $11,729,650 in net change in unrealized losses on investments. Net change in unrealized losses on investments was $4,022,608 for the nine months ended September 30, 2023 compared to $15,752,258 for the nine months ended September 30, 2022. The decrease is due to changes in the fair values of investments held at September 30, 2023.

-	A decrease of $4,675,084 in net realized losses on investments. Net realized losses on investments was $Nil for the nine months ended September 30, 2023 compared to $4,675,084 for the nine months ended September 30, 2022. The decrease is due to no disposals of investments during the nine months ended September 30, 2023 compared to $4,675,084 in net realized losses in relation to the disposal of certain investments during the nine months ended September 30, 2022.

The Company recorded loss and comprehensive loss of $59,346,466 or $0.34 basic and diluted loss per share for the nine months ended September 30, 2023 (September 30, 2022: $65,330,701 or $0.39 basic and diluted loss per share).

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Three months ended September 30, 2023 and 2022

During the three months ended September 30, 2023, loss from operating activities increased by $6,821,746 to $29,502,720 compared to $22,680,974 for the three months ended September 30, 2022. The increase in loss from operating activities is largely due to:

-	An increase of $7,226,438 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $26,945,212 for the three months ended September 30, 2023 compared to $19,718,774 for the three months ended September 30, 2022. The Company continued its 500,000 meter diamond drilling program and completed approximately 47,033 meters of drilling in 292 holes and incurred higher costs in connection with the Company’s 3D seismic survey program, commencement of a trenching program of the Keats Main zone to examine bedrock surface geology and increased exploration activity at its Queensway Project during the three months ended September 30, 2023 compared to completing approximately 65,467 meters of drilling in 233 holes during the three months ended September 30, 2022.

The increase in loss from operating activities was partially offset by:

-	A decrease of $610,757 in share-based compensation. Share-based compensation was $285,222 for the three months ended September 30, 2023 compared to $895,979 for the three months ended September 30, 2022. The decrease is due to no stock options granted and the continued vesting of previously granted stock options with a value of $285,222 during the three months ended September 30, 2023 compared to 360,000 stock options granted and the continued vesting of previously granted stock options with a value of $895,979 during the three months ended September 30, 2022.

Other items

For the three months ended September 30, 2023, other income was $6,145,204 compared to $4,053,586 for the three months ended September 30, 2022. The $2,091,618 change is largely due to:

-	An increase of $2,326,369 in settlement of flow-through share premium. Settlement of flow-through share premium was $7,256,740 for the three months ended September 30, 2023 compared to $4,930,371 for the three months ended September 30, 2022. The Company incurred $25,023,242 of qualifying Canadian exploration expenses and derecognized $7,256,740 of its flow-through share premium liability during the three months ended September 30, 2023.

-	A decrease of $1,037,858 in net realized losses on investments. Net change in realized losses on investments were $Nil for the three months ended September 30, 2023 compared to $1,037,858 for the three months ended September 30, 2022. The decrease is due to no disposals of investments during the three months ended September 30, 2023 compared to $1,037,858 in net realized losses in relation to the disposal of certain investments during the three months ended September 30, 2022.

The increase in other income was partially offset by:

-	An increase of $1,291,168 in net change in unrealized losses on investments. Net change in unrealized losses on investments was $1,581,984 for the three months ended September 30, 2023 compared to $290,816 for the three months ended September 30, 2022. The increase is due to changes in the fair values of investments held at September 30, 2023.

The Company recorded loss and comprehensive loss of $23,357,516 or $0.13 basic and diluted loss per share for the three months September 30, 2023 (three months ended September 30, 2022: $18,627,388 or $0.11 basic and diluted loss per share).

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Summary of Quarterly Results

	2023						2022								2021
	Sep. 30 $		Jun. 30 $		Mar. 31 $		Dec. 31 $		Sep. 30 $		Jun. 30 $		Mar. 31 $		Dec. 31 $
Revenues	-		-		-		-		-		-		-		-
Loss and comprehensive loss for the period	(23,357,516	)(2)	(15,936,607	)(3)	(20,052,343	)(4)	(24,658,958	)(5)	(18,627,388	)(6)	(24,294,494	)(7)	(22,408,819	)(8)	(13,698,269)
Loss per common share (basic and diluted)(1)	(0.13)		(0.09)		(0.11)		(0.14)		(0.11)		(0.15)		(0.14)		(0.09)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.
(2)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,984,071, an increase in salaries and consulting of $382,246, an increase in net unrealized losses on investments of $1,052,805, partially offset by a decrease in gain on sale of exploration and evaluation assets of $4,217,935.
(3)	Decrease in loss and comprehensive loss from prior quarter primarily driven by an increase in gain on sale of exploration and evaluation assets of $4,217,935, an increase in settlement of flow-through share premium of $1,382,266, a decrease in net unrealized losses on investments of $1,382,266 and a decrease in professional fees of $382,614, partially offset by an increase in exploration and evaluation expenditures of $3,314,356.
(4)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in share-based compensation of $6,514,473 and an increase in settlement of flow-through share premium of $774,982, partially offset by an increase in net unrealized losses on investments of $2,724,750 and an increase in exploration and evaluation expenditures of $489,264.
(5)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,438,747, an increase in share-based compensation of $6,148,741, partially offset by a decrease in net realized losses on sale of investments of $1,037,858 and an increase in net unrealized gains on investments of $1,104,121.
(6)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in net realized losses on disposal of investments of $2,599,368 and a decrease in net unrealized losses on investments of $4,916,027, partially offset by an increase in exploration and evaluation expenditures of $2,438,298.
(7)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net realized losses on disposal of investments of $3,637,226 and an increase in exploration and evaluation expenditures of $4,016,701, partially offset by an increase in settlement of flow-through share premium of $1,024,289 and a decrease in net unrealized losses on investments of $5,047,756.
(8)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net unrealized losses on investments of $7,843,296 and an increase in exploration and evaluation expenditures of $1,168,935, partially offset by an increase in settlement of flow-through share premium $348,526.

Liquidity and Capital Resources

As at September 30, 2023, the Company had cash of $25,966,972 to settle current liabilities of $10,400,553. As at September 30, 2023, the Company must also spend another $1,443,624 of Qualifying CEE by December 31, 2023 to satisfy its remaining current flow-through liability of $418,651.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at September 30, 2023, the Company had a working capital of $24,818,994 consisting primarily of cash. Subsequent to September 30, 2023, the Company completed a bought deal prospectus offering for gross proceeds of $56,006,250.

The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Although the Company presently has sufficient financial resources to cover its existing obligations, the Company expects to require further funding in the longer term to fund its planned programs for the next year. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties which may cast a significant doubt on the company’s ability to continue as a going concern.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely from equity financing. The Company does not have bank debt or banking credit facilities in place as at the date of this report.

As at September 30, 2023, the Company had the following commitments (in addition to those disclosed elsewhere in this MD&A):

	Total $	1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	345,312	95,618	23,898	24,980	200,816
Total contractual obligations	345,312	95,618	23,898	24,980	200,816

Property Option Agreement

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located near Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;
•	$200,000 (paid subsequent to September 30, 2023) and 39,762 common shares (issued subsequent to September 30, 2023) on or before November 2, 2023;
•	$250,000 and 69,583 common shares on or before November 2, 2024;
•	$300,000 and 89,463 common shares on or before November 2, 2025;
•	$600,000 and 129,224 common shares on or before November 2, 2026; and
•	$800,000 and 119,284 common shares on or before November 2, 2027.

At-the-Market Distributions (“ATM”) Program

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Assuming net proceeds of the maximum of US$100,000,000 (less commissions) on or before the expiry of the prospectus on August 22, 2024, the Company intends to use the net proceeds of the offering as follows:

Uses of Funds:	Intended Use of Proceeds (Estimated) $
Exploration and drilling at the Queensway Project and commissioning of mineral resource estimate	US$51,000,000 to US$85,000,000
General, corporate and administrative expenses	US$10,000,000 to US$15,000,000
Total Uses	US$100,000,000 (less commission)

Although the Company intends to use the net proceeds from the offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on the amount raised, the time periods in which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.

During the nine months ended September 30, 2023, the Company sold 3,552,224 common shares of the Company under the ATM program at an average price of $6.47 per share for gross proceeds of $22,980,338 or net proceeds of $22,440,215, and paid an aggregate commission of $540,123.

As at the date of this report, the Company has completed $25,530,015 of the ATM program.

As at September 30, 2023, the Company has used $600,000 of the ATM proceeds for general, corporate and administrative expenses, $406,668 for exploration at the Queensway Project, and $24,523,347 remained unspent.

Prior Financings

November 6, 2023 Financing – Gross Proceeds of $56,006,250

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 charity flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company has granted the underwriters an option, exercisable at the offering price up to 30 days following the closing of the offering, to purchase up to an additional 1,158,750 flow-through common shares in connection with the offering.

The Company intends to use the gross proceeds from the offering to continue its exploration and drilling activities at its Queensway Project. As at the date of this report, the Company has not yet utilized the proceeds.

December 14, 2022 Financing – Net Proceeds of $47,282,373

On December 14, 2022, the Company completed a bought-deal prospectus offering of 6,250,000 flow-through common shares at a price of $8.00 per common share for gross proceeds of $50,000,000. The Company paid share issuance costs of $2,717,627 in cash of which $2,104,250 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,500,000.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at September 30, 2023 $
Queensway Project work program	50,000,000	48,556,376	(1,443,624)
Total Uses	50,000,000	48,556,376	(1,443,624)

As at September 30, 2023, the Company must spend another $1,443,624 of Qualifying CEE by December 31, 2023 to satisfy its remaining current flow-through liability of $418,651.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

November 2021 Financing – Net Proceeds of $47,384,035

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares of the Company at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at September 30, 2023 $
Queensway Project work program	48,000,000	48,000,000	-
Total Uses	48,000,000	48,000,000	-

August 2020 Initial Public Offering – Net Proceeds of $28,488,581

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000.

The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at September 30, 2023 $
Queensway Project work program	21,735,000	21,735,000	-
General and administrative expenses	4,505,000	4,505,000	-
Working Capital to fund ongoing operations	5,155,000	5,155,000	-
Total Uses	31,395,000	31,395,000	-

Outstanding Share Data

During the nine months ended September 30, 2023, 178,500 stock options were exercised at a weighted average exercise price of $0.74 per share for gross proceeds of $131,630.

Subsequent to September 30, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 charity flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250.

Subsequent to September 30, 2023, the Company issued 39,762 common shares pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

Subsequent to September 30, 2023, 1,125 unvested stock options with an exercise price of $5.68 per share expired.

As at September 30, 2023, there were 179,108,250 common shares issued and outstanding. As at the date of this report, there were 186,873,012 shares issued and outstanding.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

As at September 30, 2023, there were 12,305,000 stock options and no warrants outstanding. As at the date of this report, there were 12,303,875 stock options and no warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023 $	2022 $	2023 $	2022 $
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	4,500	13,011	13,500	262,237
Amounts paid to DigiGeoData Inc. (i) for corporate development and investor relations	-	1,800	-	1,800
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	43,506	-	60,359	-

(i)	EarthLabs Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President. DigiGeoData Inc. is a subsidiary of EarthLabs Inc.
(ii)	Notz Capital Corp. is a related entity of the Executive Chairman and Chief Executive Officer.

As at September 30, 2023 and December 31, 2022, there were no amounts payable to related parties for exploration and evaluation expenditures or corporate development and investor relations.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Three months ended September 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	97,200	-	129,600	226,800
President	68,040	-	90,720	158,760
Chief Financial Officer	29,160	-	38,880	68,040
Chief Operating Officer	63,180	-	84,240	147,420
Chief Development Officer	84,240	51,718	112,320	248,278
Non-executive directors	54,000	-	-	54,000
Total	395,820	51,718	455,760	903,298

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Three months ended September 30, 2022	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	90,000	-	-	90,000
President	63,000	-	-	63,000
Chief Financial Officer	27,000	-	-	27,000
Chief Operating Officer	58,500	-	-	58,500
Chief Development Officer	104,000	-	-	104,000
Non-executive directors	24,000	-	-	24,000
Total	366,500	-	-	366,500

Nine months ended September 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	291,600	-	129,600	421,200
President	204,120	-	90,720	294,840
Chief Financial Officer	87,480	-	38,880	126,360
Chief Operating Officer	189,540	-	84,240	273,780
Chief Development Officer	252,720	195,364	112,320	560,404
Non-executive directors	162,000	-	-	162,000
Total	1,187,460	195,364	455,760	1,838,584

Nine months ended September 30, 2022	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	270,000	-	90,000	360,000
Former Chief Executive Officer	105,000	-	-	105,000
President	189,000	-	63,000	252,000
Chief Financial Officer	81,000	-	27,000	108,000
Chief Operating Officer	175,500	-	58,500	234,000
Chief Development Officer	104,000	-	-	104,000
Non-executive directors	78,400	-	-	78,400
Total	1,002,900	-	238,500	1,241,400

As at September 30, 2023, there was $51,123 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2022 - $276,016). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital. There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation.

There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation.

While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities.

Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares owned by ThreeD and the 4,000,000 common shares owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages. In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case. The Company anticipates that the case will not go to trial before 2026.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for in the financial statements for the nine months ended September 30, 2023.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These items give rise to material uncertainties which may cast a significant doubt on the Company’s ability to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.

The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Critical Accounting Policies and Estimates

The Company prepares its financial statements using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at period end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)            Critical accounting estimates

Valuation of Secured Notes

The fair value of secured notes at the issue date and the period end date is determined using the Hull-White model of interest rate uncertainty within a FINCAD Callable / Puttable Bond Model. The model involves various inputs to determine the fair value of the secured notes, including coupon rate, credit spread, mean reversion, rate volatility, riskless rates and redemption prices. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. These estimates impact the value of the secured notes recognized in the statement of financial position and revaluation adjustments recognized in the statement of loss and comprehensive loss during the period.

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature.

Reclamation provision

The valuation of any reclamation provision is subject to significant judgement and estimates. Assumptions, based on the current economic environment, are made to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the expenditures are actually incurred. The final cost of the reclamation provision currently recognized may be higher or lower than currently provided for.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(ii)            Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment.

Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at June 30, 2023 and has impaired $8,000 (December 31, 2022 - $Nil) in exploration and evaluation assets. There were no additional indicators of impairment noted at September 30, 2023.

Determination of whether the Company has significant influence over investees

Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. Determination of whether the Company has significant influence over investees requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities can be influenced by the Company.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has significant influence over Kirkland Lake Discoveries Corp.

Impairment assessment for investment in associates

At each balance sheet date, management considers whether there is objective evidence of impairment in associates, including one or more loss events that would evidence a significant or prolonged decline in the fair value of the investment in an associate below the carrying value. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment and that loss event or events have a negative impact on the estimated future cash flows from the net investment that can be reliably estimated. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

The Company had significant influence over Kirkland Lake Discoveries Corp. during the period from May 25, 2023 to September 30, 2023 and as a result has accounted for it as an investment in associate during this period. Management has determined there were no indicators of impairment as at September 30, 2023.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Presentation of financial statements as a going concern

Presentation of the financial statements as a going concern which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due involves significant judgment by management.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to the credit through its investment in Maritime secured notes, in which case the maximum exposure to the credit risk is the full value of the secured notes of $2,474,800 at September 30, 2023. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at September 30, 2023, the Company has total liabilities of $10,469,285 and cash of $25,966,972 which is available to discharge these liabilities (December 31, 2022 – total liabilities of $27,213,612 and cash of $82,165,273). As at September 30, 2023, the Company must also spend another $1,443,624 of Qualifying CEE by December 31, 2023 to satisfy its remaining current flow-through liability of $418,651.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2022.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at September 30, 2023 would change the Company’s net loss by $400,243 as a result of a 10% change in the exchange rate.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is subject to interest rate fluctuations, the interest rate risk is not material.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at September 30, 2023 would change the Company’s net loss by $365,304 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2022.

Capital management

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;
•	Pursue strategic growth initiatives; and
•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at September 30, 2023 totalled $47,903,236 (December 31, 2022 - $83,473,900). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2023.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the conflict in Ukraine.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

As of the date of this MD&A, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

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